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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D


Under the Securities Exchange Act of 1934
(Amendment No. 3)


USG CORPORATION
(Name of Issuer)


Common Stock, par value $.10 per share
(Title of Class of Securities)


0009032931
(CUSIP Number)


James B. McHugh, Esq.
The Goldman Sachs Group, L.P.
85 Broad Street
New York, NY  10004
(212) 902-1000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


March 9, 1994
(Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]


Check the following box if a fee is being paid with the statement. [ ] (A fee is not required, only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

	This statement constitutes Amendment No. 3 ("Amendment No. 3") to the Statement on Schedule 13D, dated May 6, 1993, as amended by Amendment No. 1, dated January 7, 1994, and Amendment No. 2, dated February 22, 1994 (collectively, the "Schedule 13D"), filed by Water Street Corporate Recovery Fund I, L.P. ("Water Street"), Goldman, Sachs & Co. ("Goldman Sachs") and The Goldman Sachs Group, L.P. ("GS Group" and together with Water Street and Goldman Sachs, the "Reporting Persons") in respect of the beneficial ownership by the Reporting Persons of shares of the common stock, par value $.10 per share (the "Common Stock"), of USG Corporation, a Delaware corporation (the "Company"). Capitalized terms used but otherwise not defined herein shall have the meaning ascribed to them in the Schedule 13D.

	Item 4 is hereby amended as follows:

	Item 4.	Purpose of the Transaction.

		On March 9, 1994, the Company filed a registration statement (the "Registration Statement") for an underwritten public offering of Common Stock (the "Offering"). The Registration Statement constitutes Post-Effective Amendment No. 1 to Registration Statement No. 33-51845, as amended, which was originally filed on January 7, 1994 in respect of the Offering. The Registration Statement covers the sale in the Offering of 5,500,000 shares of Common Stock by Water Street (6,475,000 shares if the underwriters' overallotment options are exercised in full).

	Item 5 is hereby amended as follows:

	Item 5.	Interest in Securities of the Issuer.

		On March 9, 1994, the Company filed the Registration Statement for an underwritten public offering of Common Stock of 7,000,000 shares of Common Stock by the Company (7,900,000 shares if the underwriters' overallotment options are exercised in full) and 5,500,000 shares of Common Stock by Water Street (6,475,000 shares if the underwriters' overallotment options are exercised in full).

		The public offering price per share of Common Stock in the Offering is $29.875. The closing of the Offering, which is subject to certain conditions that are customary for an underwritten public offering, is scheduled for

March 16, 1994.  Assuming consummation of the Offering,
Water Street would receive aggregate proceeds of $156,920,500
($184,738,225 if the underwriters overallotment options are exercised in full), or $28.531 per share, in each case, net of the underwriting discount (but before payment of Water Street's other expenses).

	Assuming consummation of the Offering, (i) Water Street would beneficially own 10,393,231 shares of Common Stock (9,418,231 shares if the underwriters' overallotment options are exercised in full) and Warrants to purchase 116,070 shares of Common Stock and (ii) Goldman Sachs and GS Group would beneficially own 10,489,770 shares of Common Stock (9,514,770 shares if the underwriters' overallotment options are exercised in full) and Warrants to purchase 116,070 shares of Common Stock. Based on the foregoing, Water Street, Goldman Sachs and GS Group would beneficially own (without giving effect to the Warrants owned by Water Street) 24% (21% if the underwriters' overallotment options are exercised in full) of the outstanding shares of Common Stock after the Offering. Assuming that Water Street exercises all of its Warrants, but that no other Warrants are exercised, Water Street, Goldman Sachs and GS Group would beneficially own 24% (21% if the underwriters' overallotment options are exercised in full) of the outstanding shares of Common Stock after the Offering.

	Item 6 is hereby amended as follows:

	Item 6.	Contracts, Arrangements, Understandings
		or Relationships with Respect to Securities of the Issuer.

			In connection with the Offering, Water Street entered into a U.S. and International Underwriting Agreement containing customary terms and conditions, copies of which are filed as Exhibits G and H, respectively, to this Amendment No. 3 and incorporated by reference.

			In connection with the Offering, Goldman Sachs and Water Street agreed with the underwriters that during the 120-day period after the effective date of the Offering, Water Street and Goldman Sachs will not sell or otherwise dispose of any shares of Common Stock or Warrants, except that, at any time after 90 days after the effective date of the Offering, Water Street may distribute all or any portion of its shares of Common Stock or Warrants to its partners in accordance with its governing partnership agreement and except that Water Street and Goldman Sachs may exercise their Warrants. A copy of that agreement is filed as
Exhibit I to this Amendment No. 3 and incorporated by reference.

	Item 7.	Material to be Filed as Exhibits

(G)	U.S. Underwriting Agreement, dated March 8, 1994,
between the Company, Water Street, and Salomon
Brothers Inc, Lazard Freres & Co. and Smith Barney
Shearson Inc., as representatives of the several
U.S. underwriters.

(H)	International Underwriting Agreement, dated March
8, 1994, between the Company, Water Street, and
Salomon Brothers International Limited, Lazard
Brothers & Co., Limited and Smith Barney Shearson
Inc., as representatives of the several
international underwriters.

(I)	Agreement, dated March 8, 1994, by Goldman Sachs
and Water Street.

SIGNATURE


	Each of the undersigned certifies, after reasonable inquiry and to the best of its knowledge and belief, that the information set forth in this statement is true, complete and correct.


				WATER STREET CORPORATE RECOVERY FUND I, L.P.

					By:	GOLDMAN, SACHS & CO.
						General Partner

						By:  /s/ Richard A. Friedman
						Name: Richard A. Friedman
						Title:  General Partner



					GOLDMAN, SACHS & CO.

						By:  /s/ Richard A. Friedman
						Name: Richard A. Friedman
						Title:  General Partner


					THE GOLDMAN SACHS GROUP, L.P.

						By:  /s/ Richard A. Friedman
						Name:  Richard A. Friedman
						Title:  General Partner


Dated:  March 14, 1994

Index to Exhibits

Exhibit                     Description                     Page


(G)                      U.S. Underwriting                    7
                         Agreement, dated
                         March 8, 1994,
                         between the Company,
                         Water Street, and
                         Salomon Brothers
                         Inc, Lazard Freres &
                         Co. and Smith Barney
                         Shearson Inc., as
                         representatives of
                         the several U.S.
                         underwriters.

(H)                      International Underwriting          37
                         Agreement, dated
                         March 8, 1994,
                         between the Company,
                         Water Street, and
                         Salomon Brothers
                         International
                         Limited, Lazard
                         Brothers & Co.,
                         Limited and Smith
                         Barney Shearson
                         Inc., as
                         representatives of
                         the several
                         international
                         underwriters.

(I)                      Agreement, dated March 8,              66
                         1994, by Goldman Sachs
                         and Water Street.

	USG Corporation
Exhibit G




	12,500,000 Shares 1
	Common Stock
	($.10 par value)

	U.S. Underwriting Agreement


	New York, New York
	March 8, 1994


Salomon Brothers Inc
Lazard Freres & Co.
Smith Barney Shearson Inc.
As Representatives of the Several Underwriters,
c/o Salomon Brothers Inc
7 World Trade Center
New York, New York  10048

Dear Sirs:

		USG Corporation, a Delaware corporation (the "Company"), proposes to sell to the underwriters named in Schedule I hereto (the "Underwriters"), for which you are acting as representatives (the "Representatives"), 5,950,000 shares (the "Company Underwritten Securities") of common stock, $.10 par value per share (the "Common Stock"), of the Company, and Water Street Corporate Recovery Fund I, L.P. ("Water Street" or the "Selling Stockholder") proposes to sell to the Underwriters 4,675,000 shares of Common Stock (the "Selling Stockholder Securities" and together with the Company Underwritten Securities, the "Underwritten Securities"). In addition, solely for the purpose of covering overallotments, the Company proposes to grant to the Underwriters an option to purchase up to an additional 765,000 shares (the "Company Option Securities") of Common Stock and the Selling Stockholder proposes to grant to the Underwriters an option to purchase up to an additional 828,750 shares of Common Stock (the "Selling Stockholder Option Securi-ties" and together with the Company Option Securities, the "U.S. Option Securities"). The Underwritten Securities and the Option Securities are hereinafter referred to as the "U.S. Securities." The parties hereto acknowledge that the underwriting discount on the sale of the Securities will be 4.5% of the aggregate price to the public.

		It is understood that the Company and the Selling Stockholder are concurrently entering into an International Underwriting Agreement dated the date hereof (the "International Underwriting Agreement")
providing for the issue and sale by the Company of an aggregate of
1,050,000 shares of Common Stock (the "International Company Underwritten Securities") and the sale by the Selling Stockholder of an aggregate of 825,000 shares of Common Stock (the "International Selling Stockholder Underwritten Securities" and together with the International Company Underwritten Securities, the "International Underwritten Securities"), in each case, outside the United States and Canada through arrangements with certain underwriters outside the United States and Canada (the "Managers") for whom Salomon Brothers
_________________
1 Plus options to purchase from USG Corporation up to 900,000 additional shares and from the Selling Stockholder up to 975,000 additional shares to cover overallotments.

International Limited, Lazard Brothers & Co.,
Limited and Smith Barney Shearson Inc. are acting as representatives (the "International Representatives"), and providing for the grant by the Company to the Managers of an option to purchase up to 135,000 additional shares of Common Stock (the "International Company Option Securities") and by the Selling Stockholder to the Managers of an option to purchase up to 146,250 additional shares of Common Stock (the "International Selling Stockholder Option Securities," together with the International Company Option Securities, the "International Option Securities," and together with the International Underwritten Securities, the "International Securities") solely for the purpose of covering overallotments. The U.S. Securities together with the International Securities are hereinafter called the "Securities." It is further understood and agreed that the Managers and the Underwriters are entering into an agreement dated the date hereof (the "Agreement Between U.S. Underwriters and the Managers"), pursuant to which, among other things, the Managers may purchase from the Underwriters a portion of the U.S. Securities to be sold pursuant to the U.S. Underwriting Agreement and the Underwriters may purchase from the Managers a portion of the International Securities to be sold pursuant to International Underwriting Agreement.

		The terms which follow, when used in this Agreement, shall have the meanings indicated. The term "the Effective Date" shall mean each date that the Registration Statement and any post-effective amendment or amendments thereto became or become effective. "Execution Time" shall mean the date and time that this Agreement is executed and delivered by the parties hereto. The "Preliminary Prospectus" shall mean any pre-liminary prospectus with respect to the offering of the Securities referred to in Section 1(a)(i) below and any preliminary prospectus with respect to the offering of the Securities included in the Registration Statement at the Effective Date that omits Rule 430A Information; "Registration Statement" shall mean the registration statement referred to in Section 1(a)(i) below, including exhibits and financial statements, as amended at the Execution Time (or, if not effective at the Execution Time, in the form in which it shall become effective) and, in the event any post-effective amendment thereto becomes effective prior to the Closing Date, shall also mean such registration statement as so amended. Such term shall include any Rule 430A Information deemed to be included therein at the Effective Date as provided by Rule 430A. "Rule 424" and "Rule 430A" and "Regulation S-K" refer to such rules under the Act. "Rule 430A Information" means information with respect to the Securities and the offering thereof permitted to be omitted from the Registration Statement pursuant to Rule 430A when the Registration Statement becomes effective.

		1. Representations and Warranties. (a) The Company represents and warrants to, and agrees with, each Underwriter as follows:

		(i) The Company has filed with the Securities and Exchange Commission (the "Commission") a registration statement (file number 33-51845) on Form S-1, including a related preliminary prospectus, for the registration under the Securities Act of 1933, as amended
(the "Act") of the offering and sale of the Securities. The Company may have filed one or more amendments thereto, including the related preliminary prospectus, each of which has previously been furnished to you. The Company will next file with the Commission either (i) prior to the effectiveness of such registration statement, a further amendment to such registration statement

(including the form of
final prospectus) or (ii) after the effectiveness of such regis-tration statement, a final prospectus in accordance with Rules 430A and 424(b)(1) or (4). In the case of clause (ii), the Company has included in such registration statement, as amended at the Effective Date, all information (other than Rule 430A Information) required by the Act and the rules thereunder to be included in the final prospectus with respect to the Securities and the offering thereof. As filed, such amendment and form of final prospectus, or such final prospectus, shall contain all Rule 430A Information, together with all other such required information, with respect to the Securities and the offering thereof and, except to the extent the Representatives shall agree in writing to a modification, shall be in all substantive respects in the form furnished to you prior to the Execution Time or, to the extent not completed at the Execution Time, shall contain only such specific additional information and other changes (beyond those contained in the latest Preliminary Prospectus) as the Company has advised you, prior to the Execution Time, will be included or made therein.

		The form of prospectus relating to the Securities as first filed pursuant to Rule 424(b) or, if no filing pursuant to Rule
424(b) is made, such form of prospectus included in the Registration Statement at the Effective Date, is hereinafter called the "Prospectus."

		(ii) On the Effective Date, the Registration Statement did or will, and when the Prospectus is first filed (if required) in accordance with Rule 424(b) and on each Closing Date (as defined in Section 3 hereof) the Prospectus (and any supplement thereto) will, comply in all material respects with the applicable requirements of the Act and the rules thereunder; on the Effective Date, the Reg-istration Statement did not or will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading; and, on the Effective Date, the Prospectus, if not filed pursuant to Rule 424(b), did not or will not, and on the date of any filing pursuant to Rule 424(b) and on each Closing Date, the Prospectus (together with any supplement thereto) will not, include any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, however, that the Company makes no representations or warranties as to the information contained in or omitted from the Registration Statement, or the Prospectus (or any supplement thereto) in reliance upon and in conformity with information furnished in writing to the Company by or on behalf of any Underwriter through the Representatives, or Water Street specifically for use in connection with the preparation of the Registration Statement or the Prospectus (or any supplement thereto).

		(iii) Each of the Company and its subsidiaries is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation; all of the issued shares of capital stock of each subsidiary have been duly and validly authorized and issued, are fully paid and nonassessable, and (except for directors' qualifying shares and those shares not held by the Company or any of its Affiliates) are owned directly or indirectly by the Corporation, free and clear of all liens, encumbrances, equities or claims, except for the shares of capital stock of USG Interiors (Europe) SA and except as provided under the Collateral Trust

Agreement (as such term is defined in the Prospectus). Each of the Company and its subsidiaries has the requisite corporate power and authority to own or lease and operate its properties and to carry on its business as described in the Prospectus except where the failure to have such power and authority would not reasonably be expected to result in a material adverse change in the financial condition, assets or operations of the Company and its subsidiaries taken as a whole (a "MAC"). The Company has the requisite power and authority to authorize the offering of the Securities to be sold by it, and to issue, sell and deliver the Securities to be sold by it. The Company has the requisite power and authority to enter into each of the following agreements and to perform its obligations thereunder: the letter agreement, dated February 25, 1993, as amended (the "Water Street Agreement"), among the Company, Water Street, Goldman, Sachs & Co. and The Goldman Sachs Group, L.P.; this Agreement; and the International Underwriting Agreement (collectively, the "Agreements"). It being understood and agreed that the Company will have to deliver good standing certificates and similar documentation only with respect to United States Gypsum Company, USG Interiors, Inc., L&W Supply Corporation, USG Industries, Inc., USG Foreign Investments, Ltd., La Mirada Products Co., Inc., Westbank Planting Company and American Metals Corporation (individually a "Major Subsidiary" and collectively the "Major Subsidiaries").

		(iv) Each of the Company and its subsidiaries is duly qualified or licensed and in good standing as a foreign corporation duly authorized to do business in each jurisdiction in which it owns or leases properties, or conducts any business, so as to require such qualification or licensure, except where the failure to be so qualified and authorized would not reasonably be expected to result in a MAC.

		(v) Except as may be disclosed in the Registration Statement and the Prospectus, there are no actions, proceedings or investigations pending or to the best of the Company's knowledge threatened (solely in the case of such actions, proceedings or investigations which would result in a MAC, in writing) which question the validity of this Agreement or the International Underwriting Agreement or any action taken or to be taken pursuant hereto or thereto which would result in a MAC, or which is required to be disclosed in the Registration Statement or Prospectus which is not adequately disclosed in the Registration Statement or Prospectus, as the case may be, and, to the Company's knowledge, there is no franchise, contract or other document required to be described in the Registration Statement or Prospectus, or required to be filed as an exhibit to the Registration Statement, which is not so described or filed.

		(vi) The Company and its subsidiaries are not in breach or violation of any term or provision of any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation, domestic or foreign, applicable to the Company or its subsidiaries or to any of their respective properties or assets, which breach, breaches, violation or violations would reasonably be expected to individually or in the aggregate result in a MAC, and the Company and its subsidiaries are not in violation of any term of their respective charters or by-laws. The compliance by the Company with all of the provisions of the Agreements, and the performance of the transactions contemplated by the Agreements will not result in any such violation or be in conflict with or constitute a default under any such term, which conflict or default would result in a MAC or result in the creation of any mortgage, lien, charge or encumbrance upon any of the properties or assets of the Company pursuant to any such term which would reasonably be expected to result in a MAC. No consent, approval, authorization or order of any court or governmental agency or body is required for the consummation by the Company and the subsidiaries of the transactions contemplated herein, except such as have been obtained under the Act and such as may be required under the Blue Sky Laws of any jurisdiction in connection with the distribution of the Securities and such other approvals as have been obtained.

		(vii) The Securities to be issued and sold by the Company to the Underwriters have been duly and validly authorized and, when issued and delivered against payment therefor as provided herein, will be duly and validly issued and fully paid and nonassessable and will conform in all material respects to the description of the Common Stock contained in the Prospectus.

		(viii) Each of the Agreements has been duly authorized and validly executed and delivered by the Company and constitutes a valid and legally binding agreement of the Company, enforceable against the Company in accordance with its terms (assuming the due execution and delivery by the parties thereto other than the Company) subject to the effect of bankruptcy, insolvency, reorganization, arrangement, moratorium, fraudulent conveyance and other similar laws relating to or affecting the enforcement of rights of secured or unsecured creditors generally.

		(ix) Except as disclosed in the Prospectus, no holder of any security of the Company has or will have any right to require the registration of such security by virtue of any transactions contemplated by this Agreement other than any such right that has been expressly waived in writing. No holder of any of the outstanding shares of capital stock of the Company is entitled to preemptive or other rights to subscribe for the Securities.

		(x) The Securities have been duly authorized for trading on the New York Stock Exchange, Inc., subject to official notice of issuance.

		(b) The Selling Stockholder represents and warrants to, and agrees with, each Underwriter as follows:

		(i) The Selling Stockholder is a partnership duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization. The Selling Stockholder has all necessary power and authority to enter into this Agreement and the International Underwriting Agreement. Each of the Agreements has been duly authorized, executed and delivered by the Selling Stockholder and constitutes a valid and binding obligation of the Selling Stockholder, enforceable against it in accordance with its terms (subject, as to enforcement of remedies, to applicable bankruptcy, reorganization, insolvency, moratorium or other laws affecting creditors' rights generally from time to time in effect and to general principles of equity and except with respect to the indemnification provisions contained in the Agreements and assuming due execution by the parties thereto other than Water Street). No consent, approval, authorization or order of any court or governmental agency or body is required for the consummation by Water Street of any of the transactions contemplated herein except for those under the Act or any state securities laws or Blue Sky laws. The sale of the Securities by Water Street and the consummation by Water Street of the transactions contemplated by this Agreement and the International Underwriting Agreement will not conflict with, result in a breach or violation of, or constitute a default under any law, agreement of limited partnership of Water Street, the Water Street Agreement or the terms of any indenture or other agreement or instrument to which Water Street is a party or bound, or any judgment, order or decree applicable to Water Street of any court, regulatory body, administrative agency, governmental body or arbitrator having jurisdiction over Water Street.

		(ii) Water Street has good and valid title to the Securities to be sold by Water Street and upon sale and delivery of, and payment for, such Securities, as provided herein, Water Street will convey good and valid title to such Securities, free and clear of all liens, encumbrances, equities and claims whatsoever.

		(iii) On the Effective Date, the Registration Statement did not or will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading;
and on the Effective Date the Prospectus, if not filed pursuant to Rule 424(b), did not or will not, and on the date of any filing pursuant to Rule 424(b) and on the Closing Date, the Prospectus (together with any supplements thereto) will not, include any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; provided that the Selling Stockholder makes no representations or warranties as to any statements in or omissions from the Registration Statement or Prospectus or any amendments or supplements thereto, except for statements or omissions made in reliance upon and in conformity with information furnished in writing to the Company by or on behalf of the Selling Stockholder specifically for use in connection with the preparation thereof.

		2. Purchase and Sale. (a) Subject to the terms and conditions and in reliance upon the representations and warranties herein set forth, the Company and the Selling Stockholder agree, severally and not jointly, to sell to each Underwriter, and each Underwriter agrees, severally and not jointly, to purchase from the Company and the Selling Stockholder at a purchase price of $28.5306 per share, the amount of Underwritten Securities set forth opposite such Underwriter's name in
Schedule I hereto. The amount of Securities to be purchased by each Underwriter from the Company and the Selling Stockholder shall be as nearly as practicable in the same proportion to the total amount of Securities to be purchased by such Underwriter as the total amount of Securities to be sold by each of the Company and the Selling Stockholder bears to the total amount of Securities to be sold pursuant hereto.

		(b) Subject to the terms and conditions and in reliance upon the representations and warranties herein set forth, the Company and the Selling Stockholder hereby grant, severally and not jointly, an option to the several Underwriters to purchase, severally and not jointly, up to 765,000 shares and

828,750 shares of the U.S. Option Securities, respectively, at the same purchase price per share as the Underwriter shall pay for the Underwritten Securities. Said options may be exercised solely to cover overallotments in the sale of the Underwritten Securities. Said options may be exercised in whole or in part at any time (but not more than once) on or before the 30th day after the date of the Prospectus upon written or telegraphic notice by the Representatives to the Company and the Selling Stockholder setting forth the number of shares of the U.S. Option Securities as to which the several Underwriters are exercising the option and the settlement date. Delivery of the shares of U.S. Option Securities, and payment therefor, shall be made as provided in Section 3 hereof. The number of shares of the U.S. Option Securities to be purchased by each Underwriter shall be the same percentage of the total number of shares of the U.S. Option Securities to be purchased by the several Underwriters as such Underwriter is purchasing of the Underwritten Securities, subject to such adjustments as you in your absolute discretion shall make to eliminate any fractional shares.

		3. Delivery and Payment. Delivery of and payment for the Underwritten Securities shall be made at the offices of Wachtell, Lipton, Rosen & Katz, 51 W. 52nd Street (or such other place as mutually may be agreed upon), New York, New York, at 10:00 a.m., New York City time, on March 16, 1994, or such later date (not later than April 1, 1994) as the Representatives shall designate, which date and time may be postponed by agreement among the Representatives, the Company and the Selling Stockholder or as provided in Section 9 hereof (such date and time of delivery and payment for the Securities being herein called the "First Closing Date"). Delivery of the Underwritten Securities shall be made to the Representatives for the respective accounts of the several Underwriters against payment by the several Underwriters through the Representatives of the purchase price therefor to or upon the order of the Company and the Selling Stockholder by certified or official bank check or checks drawn on or by a New York Clearing House bank and payable in next day funds. The Underwritten Securities shall be registered in such names and in such denominations as the Representatives may request not less than three full business days in advance of the First Closing Date.

		The overallotment option may be exercised during the term thereof by written notice by you to the Company and the Selling Stockholder. Such notice shall set forth the aggregate number of U.S. Option Securities as to which the option is being exercised, the name or names in which such U.S. Option Securities are to be registered, the authorized denominations in which such U.S. Option Securities are to be issued, and the time and date, as determined by you, when such U.S. Option Securities are to be delivered (an "Additional Closing Date"); provided, however, that no Additional Closing Date shall be earlier than the First Closing Date nor earlier than the third business day after the date on which the notice of the exercise of the option shall have been given nor later than the eighth business day after the date on which such notice shall have been given. Delivery and payment for such U.S. Option Securi-ties is to be at the offices set forth above for delivery and payment of the Underwritten Securities. The First Closing Date and any Additional Closing Date are individually referred to as a "Closing Date" and collectively referred to as the "Closing Dates."

		The Company and the Selling Stockholder agree to use their best efforts to have the Underwritten Securities and the U.S. Option Securities, as the case may be, to be delivered at each Closing

Date available for inspection, checking and packaging by the Representatives in
New York, New York, not later than 1:00 p.m. on the business day prior to such Closing Date.

		4. Offering by Underwriters. It is understood that the several Underwriters propose to offer the Securities for sale to the public as set forth in the Prospectus. The Representatives agree to advise the Company promptly following the completion of the distribution of the Securities.

		5. Agreements. (a) The Company agrees with the several Underwriters and Water Street that:

		(i) The Company will use its best efforts to cause the Registration Statement, if not effective at the Execution Time, and any amendment thereof, to become effective. Prior to the termination of the offering of the Securities, the Company will not file any amendment of the Registration Statement or supplement to the Prospectus without your prior consent, which consent shall not be unreasonably withheld. Subject to the foregoing sentence, if the Registration Statement has become or becomes effective pursuant to Rule 430A, or filing of the Prospectus is otherwise required under Rule 424(b), the Company will cause the Prospectus, properly completed, and any supplement thereto to be filed with the Commission pursuant to the applicable paragraph of Rule 424(b) within the time period prescribed and will provide evidence satisfactory to the Representatives of such timely filing. The
Company will promptly advise the Representatives (i) when the Reg-istration Statement, if not effective at the Execution Time, and any amendment thereto, shall have become effective, (ii) when the Prospectus, and any supplement thereto, shall have been filed (if required) with the Commission pursuant to Rule 424(b), (iii) when, prior to termination of the offering of the Securities, any amendment to the Registration Statement shall have been filed or become effective, (iv) of any request by the Commission for any amendment of the Registration Statement or supplement to the Prospectus or for any additional information, (v) of the issuance by the Commission of any stop order suspending the effectiveness of the Registration Statement or the Company becoming aware of the institution or threatening of any proceeding for that purpose, and
(vi) of the receipt by the Company of any notification with respect to the suspension of the qualification of the Securities for sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose. The Company will use its best efforts to prevent the issuance of any such stop order and, if issued, to obtain as soon as possible the withdrawal thereof.

		(ii) If, at any time when a prospectus relating to the Securities is required to be delivered under the Act, any event occurs as a result of which the Prospectus as then supplemented would include any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, or if it shall be necessary to amend the Registration Statement or supplement the Prospectus to comply with the Act or the rules thereunder, the Company will promptly prepare and file with the Commission, subject to the second sentence of Section 5(a)(i), an amendment or supplement which will correct such statement or omission or effect such compliance.

		(iii) As soon as practicable, but in any event not later than sixteen (16) months after the Effective Date, the Company will make generally available to its security holders and to the Representatives an earnings statement or statements of the Company and its subsidiaries which satisfies the provisions of Section 11(a) of the Act and Rule 158 under the Act. Filing reports under Section
13 of the Securities Exchange Act of 1934 on a timely basis shall constitute compliance with this paragraph (iii), provided that the provisions of Section 11(a) of the Act and Rule 158 are thereby satisfied.

		(iv) The Company will furnish to the Representatives and counsel for the Underwriters, without charge, two signed copies of the Registration Statement (including exhibits thereto) and to each other Underwriter a copy of the Registration Statement (without exhibits thereto) and, so long as delivery of a prospectus by an Underwriter or dealer may be required by the Act, as many copies of each Preliminary Prospectus and the Prospectus and any supplement thereto as the Representatives may reasonably request. The Company will pay the expenses of printing or other production of all documents relating to the offering.

		(v) The Company will cooperate with you and your counsel in connection with endeavoring to obtain qualification of the Securities for sale under the laws of such jurisdictions as the Representatives may designate, will maintain such qualifications in effect so long as required for the distribution of the Securities; provided, however, that the Company shall not be obligated to qualify as a foreign corporation to do business under the laws of any jurisdiction in which it shall not then be qualified but for the requirements of this Section 4(a)(v), to subject itself to taxation in any such jurisdiction to which it shall not then be so subject or to consent to general service of process in any such jurisdiction to which it shall not then be so subject.

		(vi) For a period of 120 days following the Execution Time, the Company will not, without the prior written consent of the Representatives, offer, sell or contract to sell, or otherwise dispose of, directly or indirectly, or announce the offering of, any other shares of Common Stock or any securities convertible into, or exercisable or exchangeable for, shares of Common Stock, other than through the exercise of warrants or management stock options.

		(vii) The Company will apply the net proceeds of the offering and the sale of the Securities in the manner set forth in the Prospectus under the caption "Purpose of the Offering and Use of Proceeds."

		(viii) The Company confirms as of the date hereof that it is in compliance with all provisions of Section 1 of the Laws of Florida, Chapter 92-198, An Act Relating to Disclosure of Doing
Business with Cuba, Section 517.075 of the Florida Securities and
Investor Protection Act, and the Company further agrees that if it or any of its affiliates commences engaging in business with the government of Cuba or with any person or affiliate located in Cuba after the date the Registration Statement becomes or has become effective with the Commission or with the Florida

Department of
Banking and Finance (the "Department"), whichever date is later, or if the information reported in the Prospectus, if any, concerning the Company's business with Cuba or with any person or affiliate located in Cuba changes in any material way, the Company will provide the Department notice of such business or change, as appropriate, in a form acceptable to the Department.

		(ix) The Company will comply with its obligations with respect to the Securities under Article 4 of the Water Street
Agreement.

		(b)  Water Street agrees with the several Underwriters that:

		(i) Water Street will not (and any assignees of Water Street's rights under Section 4.1 of the Water Street Agreement will not) request any registration of shares of Common Stock pursuant to
Section 4.1 of the Water Street Agreement for a period of 120 days following the Effective Date.

		(ii) For a period of 120 days following the Execution Time, Water Street and Goldman, Sachs & Co. will not, without the prior written consent of the Representatives, offer, sell or contract to sell, or otherwise dispose of, directly or indirectly, or announce the offering of, any other shares of Common Stock or any securities convertible into, or exercisable or exchangeable for, shares of Common Stock; provided, however, Water Street may distribute such shares or securities held by it to its partners at any time after 90 days following the Effective Date, which partners (other than Goldman, Sachs & Co.) shall not be bound by the limitations in this paragraph (ii); provided, further, that Water Street and Goldman, Sachs & Co. may exercise any of their Warrants to purchase Common Stock.

		(c) Each Underwriter covenants and agrees with the Company and Water Street that it will comply with the obligations of an underwriter with respect to the Securities under Article 4 of the Water Street Agreement, it being understood that such obligations do not include those set forth under Sections 4.8(a), (b), (c), (d)(iii) and (d)(iv) of such Agreement.

		(d) Each Underwriter agrees that (i) it is not purchasing any of the U.S. Securities for the account of anyone other than a United
States or Canadian Person, (ii) it has not offered or sold, and will not offer or sell, directly or indirectly, any of the U.S. Securities or distribute any domestic Prospectus to any person outside the United States or Canada, or to anyone other than a United States or Canadian Person, and
(iii) any dealer to whom it may sell any of the U.S. Securities will represent that it is not purchasing for the account of anyone other than a United States or Canadian Person and agree that it will not offer or resell, directly or indirectly, any of the U.S. Securities outside the United States or Canada, or to anyone other than a United States or Canadian Person or to any other dealer who does not so represent and agree; provided, however, that the foregoing shall not restrict (A) purchases and sales between the Underwriters on the one hand and the Man-agers on the other hand pursuant to Section 1(b) of the Agreement Between Underwriters and Managers, (B) stabilization transactions contemplated under Section 2 of the Agreement Between

Underwriters and Managers,
conducted through Salomon Brothers Inc as part of the distribution of the Securities, and (C) sales to or through (or distributions of domestic Prospectuses or domestic Preliminary Prospectuses to) United States or Canadian Persons who are investment advisors, or who otherwise exercise investment discretion, and who are purchasing for the account of anyone other than a United States or Canadian Person. "United States or Canadian Person" shall mean any person who is a national or resident of the United States or Canada, a corporation, partnership, or other entity created or organized in or under the laws of the United States or Canada or of any political subdivision thereof, or any estate or trust the income of which is subject to United States or Canadian federal income taxation, regardless of its source (other than any non-United States or non-Canadian branch of any United States or Canadian Person), and shall include any United States or Canadian branch of a person other than a United States or Canadian Person. "US" or "United States" shall mean the United States of America (including the states thereof and the District of Columbia), its territories, its possessions and other areas subject to its jurisdiction.

		(e)  The agreements of the Underwriters set forth in paragraph
(d) of this Section 5 shall terminate upon the earlier of the following events:

		(i) a mutual agreement of the Representatives and the International Representative to terminate the selling restrictions set forth in paragraph (d) of this Section 5 and in Section 5(d) of the International Underwriting Agreement; or

		(ii) the expiration of a period of 30 days after the Closing Date, unless (a) the Representatives shall have given notice to the Company and the International Representative that the distribution of the U.S. Securities by the Underwriters has not yet been completed, or (b) the International Representative shall have given notice to the Company and the Underwriters that the dis-tribution of the International Securities by the Managers has not yet been completed. If such notice by the Representatives or the International Representative is given, the agreements set forth in such paragraph (b) shall survive until the earlier of (1) the event referred to in clause (i) of this subsection (e) or (2) the expiration of any additional period of 30 days from the date of any such notice.

		(f) Each Underwriter represents and agrees to make any offer of the Securities in Canada only pursuant to an exemption from the Prospectus requirements in any jurisdiction in Canada in which such offer is made.

		6. Conditions to the Obligations of the Underwriters. The obligations of the Underwriters to purchase the Securities to be delivered at each Closing Date shall be subject to the accuracy of the representations and warranties on the part of the Company and Water Street contained herein as of the Execution Time and as of such Closing Date (as if made at such Closing Date), to the accuracy of the statements of the Company made in any certificates pursuant to the provisions hereof, to the performance by the Company and Water Street of their obligations hereunder and to the following additional conditions:

		(a) If the Registration Statement has not become effective prior to the Execution Time, unless the Representatives agree in writing to a later time, the Registration Statement will become effective not later than (i) 6:00 p.m. New York City time on the date of determination of the public offering price, if such determination occurred at or prior to 3:00 p.m. New York City time on such date or (ii) 12:00 Noon on the business day following the day on which the public offering price was determined, if such determination occurred after 3:00 p.m. New York City time on such date; if filing of the Prospectus, or any supplement thereto, is required pursuant to Rule 424(b), the Prospectus, and any such supplement, will be filed in the manner and within the time period required by Rule 424(b); and no stop order suspending the effective-ness of the Registration Statement shall have been issued and no proceedings for that purpose shall have been instituted or threatened.

		(b) On each Closing Date, the Company shall have furnished to the Representatives and Water Street the opinion of Kirkland &
Ellis, counsel for the Company as to paragraphs (i), (iv), (vii),
(viii), (ix) and (x), and of the General Counsel or the Assistant
General Counsel of the Company with respect to paragraphs (ii),
(iii), (v), (vi), (xi) and (xii), each dated as of such Closing
Date, to the effect that:

	(i) The Company has been duly incorporated and the Company is validly existing as a corporation under the laws of the State of Delaware, with full corporate power and authority to own its properties and conduct its businesses as described in the Prospectus;

(ii)	  Each of the Major Subsidiaries has been duly
incorporated and all the Major Subsidiaries are validly existing as corporations under the laws of their respective jurisdictions of incorporation, with full corporate power and authority to own their respective properties and conduct their respective businesses as described in the Prospectus, and the Company and each of the Major Subsidiaries are duly qualified to do business as foreign corporations under the laws of each jurisdiction in which the character of the business conducted or the location of the properties owned or leased make such qualifications necessary and in which the consequences of a failure to so qualify would have a material adverse effect on the properties or businesses of the Company and its subsidiaries taken as whole:

(iii) all the outstanding shares of capital stock of each Major Subsidiary have been duly and validly authorized and issued and are fully paid and nonassessable, and have not been issued and are not owned or held in violation of any statutory preemptive right of stockholders; to the knowledge of such counsel after due inquiry, such shares are not held in violation of any other preemptive right of stockholders and, except as otherwise set forth in the Registration Statement, all outstanding shares of capital stock of the Major Subsidiaries are owned by the Company either directly or through wholly owned subsidiaries free and clear of any perfected security interest and, to the knowledge of such counsel, after due inquiry, any other material security interests, stockholders agreements or voting trusts;

(iv) the Company's authorized equity capitalization is as set forth in the Prospectus; the capital stock of the Company conforms to the description thereof contained in the Prospectus; the Securities being sold hereunder and under the International Underwriting Agreement, as the case may be, have been duly and validly authorized, and, in the case of the Securities sold to the Underwriters by the Company, when issued and delivered to and paid for by the Underwriters pursuant to this Agreement or pursuant to the International Underwriting Agreement, will be fully paid and nonassessable; the Securities have been duly authorized for trading, subject to official notice of issuance, on the New York Stock Exchange, Inc.; and the holders of outstanding shares of capi-tal stock of the Company are not entitled to statutory preemptive or, to the best of such counsel's knowledge after due inquiry, contractual rights to subscribe for the Securities;

(v)	  the outstanding shares of Common Stock have been
duly and validly authorized and issued and are fully paid and nonassessable;

(vi) there is no pending or, to the knowledge of such counsel, threatened action, suit or proceeding before any court or governmental agency, authority or body or any arbitrator involving the Company or any of the subsidiaries of a character required to be disclosed in the Registration Statement which is not adequately disclosed in the Prospectus, and there is no contract or other document of a character required to be described in the Registration Statement or the Prospectus, or to be filed as an exhibit, which is not described or filed as required;

(vii) the Registration Statement and all post-effective amendments thereto have become effective under the Act; any required filing of the Prospectus, and any supplements thereto, pursuant to Rule 424(b) and Rule 430A have been made in the manner and within the time period required by such Rules; to the best knowledge of such counsel, no stop order suspending the effectiveness of the Registration Statement has been issued, no proceedings for that purpose have been instituted or threatened and the Registration Statement and the Prospectus (other than the financial statements and other financial and statistical information contained therein as to which such counsel need express no opinion) comply as to form in all material respects with the requirements of the Act and the rules thereunder;

(viii) each of the Agreements has been duly authorized, executed and delivered by the Company;

(ix) no consent, approval, authorization, license, certificate, permit or order of any court or governmental agency or body is required for the consummation of the transactions contemplated herein, except such as have been obtained under the Act or as may be required under the blue sky laws of any jurisdiction in connection with the purchase and distribution of the Securities by the Underwriters (as to which such counsel need not opine) and such other approvals as have been obtained;

(x) neither the execution and delivery of this Agreement or the International Underwriting Agreement nor the issue and sale of the Securities, nor the consummation of any other of the transactions contemplated herein or therein nor the fulfillment of the terms hereof or thereof will conflict with, result in a breach of, or constitute a default under the charter or by-laws of the Company or the terms of any agreement listed on Exhibit A attached hereto;

(xi) neither the execution and delivery of this Agreement or the International Underwriting Agreement nor the issue and sale of the Securities, nor the consummation of any other of the transactions contemplated herein or therein nor the fulfillment of the terms hereof or thereof will conflict with, result in a breach of, or constitute a default under any agreement filed as an exhibit to the Registration Statement (other than any such agreement listed on Exhibit A to the opinion of Kirkland & Ellis delivered pursuant to this Agreement) or under any judgment, order or regulation known to such counsel to be applicable to the Company or any of its subsidiaries of any court, regulatory body, administrative agency, governmental body or arbitrator having jurisdiction over the Company or any of its subsidiaries; and

(xii) except as disclosed in the Prospectus, no holders of securities of the Company have rights to the registration of such securities under the Registration Statement.

		Each of such counsel shall state that it has participated in conferences with representatives of the Company, at which conferences the contents of the Registration Statement, the Prospectus, each amendment thereof and supplement thereto and related matters were discussed, and, although such counsel has not independently checked or verified and is not passing upon and assumes no responsibility for the factual accuracy, completeness or fairness of the statements contained in the Registration Statement, the Prospectus, any amendment thereof or supplement thereto, no facts have come to the attention of such counsel to cause such counsel to believe (A) that either the Registration Statement or any amendment thereto (other than the financial statements and related schedules and other financial and statistical information contained therein, or omitted therefrom), at the time the Registration Statement became effective contained an untrue statement of a material fact or omitted to state a material fact necessary to make the statements therein not misleading or
(B) that the Prospectus, as amended and supplemented (other than the financial statements and related schedules and other financial and statistical information contained therein, or omitted therefrom), at the time the Registration Statement became effective or on each Closing Date contains an untrue statement of a material fact or omits to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading.

		In rendering such opinions, each such counsel may rely (A) as to matters involving the application of laws of any jurisdiction other than the States of Illinois and Delaware or the United States, to the extent they deem proper and specified in such opinions, upon the opinion of other counsel of good standing whom they believe to be reliable and who are satisfactory to counsel for the Underwriters and (B) as to matters of fact, to the extent they deem proper, on certificates of responsible officers of the Company and public officials. Reference to the Prospectus in this paragraph (b) include any supplements thereto at the Closing Date.

		(c) On each Closing Date, Water Street shall have furnished to the Representatives the opinion of Fried, Frank, Harris, Shriver
& Jacobson, counsel for Water Street, dated as of such Closing Date, to the effect that:

(i)  Each of this Agreement and the International
Underwriting Agreement has been duly authorized, executed and delivered by the Selling Stockholder. No consent, approval, authorization or order of any court or governmental agency or body of the State of New York or the United States of America is required for the consummation by Water Street of any of the transactions contemplated herein except for those under the Act or any state securities laws or Blue Sky laws. The sale of the Securities to be sold by Water Street and the consummation by Water Street of the transactions contemplated by this Agreement and the International Underwriting Agreement will not result in a breach or violation of any term or provi-sion of Water Street's agreement of limited partnership or the Water Street Agreement.

(ii)	  Assuming the Underwriters purchase the
Securities to be transferred by Water Street on the applicable Closing Date in good faith and without notice of any adverse claim as such term is used in Section 8-302 of the Uniform Commercial Code in effect in the State of New York, valid title to such Securities, free and clear of all liens, encum-brances, equities, or other adverse claims will pass to the Underwriters when appropriate entries to the accounts of the Underwriters are made on the books of The Depository Trust Company.

		(d) The Representatives shall have received from Wachtell, Lipton, Rosen & Katz, counsel for the Underwriters, such opinion or opinions, dated as of each Closing Date, with respect to the issuance and sale of the Securities, the Registration Statement, the Prospectus (together with any supplement thereto) and other related matters as the Representatives may reasonably require, and the Com-pany shall have furnished to such counsel such documents as they may reasonably request for the purpose of enabling them to pass upon such matters.

		(e) The Company shall have furnished to the Representatives and to Water Street a certificate of the Company, signed by the Chief Financial Officer and the Vice President-Controller of the
Company, each in his official capacity as an officer of the Company and not as an individual, dated as of each Closing Date, to the effect that the signers of such certificate have carefully examined the Registration Statement, the Prospectus, any supplement to the Prospectus, this Agreement and the International Underwriting
Agreement and that:

(i) the representations and warranties of the Company in this Agreement and the International Underwriting Agreement are true and correct in all material respects on and as of such Closing Date with the same effect as if made on the Closing Date and the Company has complied with all the agreements and satisfied all the conditions on its part to be performed or satisfied at or prior to the Closing Date;

(ii)	  no stop order suspending the effectiveness of
the Registration Statement has been issued and no proceedings for that purpose have been instituted or, to the Company's knowledge, threatened; and

(iii) since the date of the most recent financial statements included in the Prospectus (exclusive of any supplement thereto), there has been no MAC, whether or not arising from transactions in the ordinary course of business, except as set forth in or contemplated in the Prospectus (exclusive of any supplement thereto).

		(f) Water Street shall have furnished to the Representatives a certificate of Water Street, dated as of each Closing Date, to the effect that the representations and warranties of Water Street in this Agreement are true and correct in all material respects on and as of such Closing Date with the same effect as if made on the Closing Date and Water Street has complied in all material respects with all the agreements and satisfied all the conditions on their part to be performed or satisfied at or prior to the Closing Date.

		(g) At the Execution Time and at each Closing Date, Arthur Andersen & Co. shall have furnished to the Representatives a letter or letters, dated respectively as of the Execution Time and as of such Closing Date, in form and substance satisfactory to the Representatives, stating in effect that:

(i) They are independent certified public accountants with respect to the Company and its subsidiaries within the meaning of the Act and the applicable published rules and regulations thereunder;

(ii)	  In their opinion, the financial statements and
any supplementary financial information and schedules examined by them and included in the Prospectus or the Registration Statement comply as to form in all material respects with the applicable accounting requirements of the Act and the related published rules and regulations thereunder; and, if applicable, they have made a review in accordance with standards established by the American Institute of Certified Public Accountants of the unaudited consolidated interim financial statements of the Company for the periods specified in such letter, as indicated in their reports thereon, copies of which have been furnished to the Representatives;

(iii) The unaudited summary, condensed and selected financial information with respect to the consolidated results of operations and financial position of the Company for the six most recent fiscal years (or such shorter period as applicable) included in the Prospectus agrees with the cor-responding amounts (after restatements where applicable) in the audited consolidated financial statements for such period; and the pro forma financial information complies in all material respects as to form with all applicable accounting requirements of the Act;

(iv)  On the basis of limited procedures, not
constituting an examination in accordance with generally accepted auditing standards, consisting of a reading of the unaudited financial statements and other information referred to below, a reading of the latest available interim financial statements of the Company and its subsidiaries, inspection of the minute books of the Company and its subsidiaries since the date of the latest audited financial statements included in the Prospectus, inquiries of officials of the Company and its subsidiaries responsible for financial and accounting matters and such other inquiries and procedures as may be specified in such letter, nothing came to their attention that caused them to believe that:

				(A)  the unaudited consolidated statements of
income, consolidated balance sheets and consolidated statements of cash flows included in the Prospectus do not comply as to form in all material respects with the applicable accounting requirements of the Act and the related published rules and regulations thereunder, or are not in conformity with generally accepted accounting principles applied on a basis substantially consistent with the basis for the audited consolidated statements of income, consolidated balance sheets and consolidated statements of cash flows included in the Prospectus;

				(B)  any other unaudited income statement data and
balance sheet items included in the Prospectus do not agree with the corresponding items in the unaudited consolidated financial statements from which such data and items were derived, and any such unaudited data and items, if any, were not determined on a basis substan-tially consistent with the basis for the corresponding amounts in the audited consolidated financial statements included in the Prospectus;

				(C)  the unaudited financial statements which were
not included in the Prospectus but from which were derived any unaudited condensed financial statements referred to in Clause A and any unaudited income statement data and balance sheet items included in the Prospectus and referred to in Clause B were not determined on a basis substantially consistent with the basis for the audited consolidated financial statements included in the Prospectus;

				(D)  any unaudited pro forma consolidated
condensed financial statements included in the Prospectus do not comply as to form in all material respects with the applicable accounting requirements of the Act and the published rules and regulations thereunder or the pro forma adjustments have not been properly applied to the historical amounts in the compilation of those statements;

				(E)  as of a specified date not more than five
days prior to the date of such letter, there have been any changes in the consolidated capital stock or any increase in the consolidated long-term debt of the Company and its Subsidiaries, or any decreases in consolidated net current assets or net assets or other items specified prior to the Execution Time by the Representatives, or any increases in any items specified prior to the Execution Time by the Representatives, in each case as compared with amounts shown in the latest balance sheet included in the Prospectus, except in each case for changes, increases or decreases which the Prospectus discloses have occurred or may occur or which are described in such letter; and

				(F)  for the period from the date of the latest
financial statements included in the Prospectus to the specified date referred to in Clause E there were any decreases in consolidated net sales, operating profit data as compared to the preceding period or other items specified by the Representatives, or any increases in any items specified prior to the Execution Time by the Representatives, in each case as compared with the comparable period of the preceding year and with any other period of corresponding length specified prior to the Execution Time by the Representatives, except in each case for decreases or increases which the Prospectus discloses, have occurred or may occur or which are described in such letter; and

(v) In addition to the examination referred to in their report(s) included in the Prospectus and the limited procedures, inspection of minute books, inquiries and other procedures referred to in paragraphs (ii) and (iv) above, they have carried out certain specified procedures, not constituting an examination in accordance with generally accepted auditing standards, with respect to certain amounts, percentages and financial information specified prior to the Execution Time by the Representatives, which are derived from the general accounting records of the Company and its Subsidiaries, which appear in the Prospectus, or in Part II of, or in exhibits and schedules to, the Registration Statement specified prior to the Execution Time by the Representatives, and have compared certain of such amounts, percentages and financial information with the accounting records of the Company and the Subsidiaries and have found them to be in agreement.

References to the Prospectus in this paragraph (g) include any supplement thereto at the date of the letter.

		(h) Subsequent to the Execution Time or, if earlier, the dates as of which information is given in the Registration Statement (exclusive of any amendment thereof) and the Prospectus (exclusive of any supplement thereto), there shall not have been (i) any change or decrease specified in the letter or letters referred to in paragraph (g) of this Section 6 or (ii) any change, or any develop-ment involving a prospective change, in or affecting the business or properties of the Company and its subsidiaries the effect of which, in any case referred to in clause (i) or (ii) above, is, in the judgment of the Representatives, so material and adverse as to make it impractical or inadvisable to proceed with the public offering or the delivery of the Securities as contemplated by the Registration Statement (exclusive of any amendment thereof) and the Prospectus (exclusive of any supplement thereto).

(i) Prior to each Closing Date, the Company shall have furnished to the Representatives such further information, certificates and documents as the Representatives may reasonably request.

		If any of the conditions specified in this Section 6 shall not have been fulfilled in all material respects when and as provided in this Agreement, or if any of the opinions and certificates mentioned above or elsewhere in this Agreement shall not be in all material respects reasonably satisfactory in form and substance to the Repre-sentatives and their counsel, this Agreement and all obligations of the Underwriters hereunder may be cancelled at, or at any time prior to, each Closing Date by the Representatives. Notice of such cancellation shall be given to the Company and the Selling
Stockholder in writing or by telephone or telegraph confirmed in writing.

		6A. Conditions to the Obligations of Water Street. The obligation of Water Street to sell the Securities to be delivered at each Closing Date shall be subject to the accuracy of the representations on the part of the Company contained herein as of the Execution Time and as of such Closing Date (as if made at such Closing Date), to the accuracy of the statements of the Company made in any certificates pursuant to the provisions hereof, to the performance by the Company of its obligations hereunder and to additional conditions identical to those set forth in
Section 6 (other than paragraph (c) thereof). If any of the conditions specified in this Section 6A shall not have been fulfilled in all material respects when and as provided in this Agreement, Water Street may, by written notice to the Company and the Representatives, terminate its obligations under this Agreement at, or at any time prior to, each Closing Date.

		7. Expenses. The Company agrees with Water Street that it will pay or cause to be paid all Registration Expenses (as defined in the Water Street Agreement) in connection with the Registration Statement and this Agreement and the International Underwriting Agreement (it being understood that such Registration Expenses shall not include any expenses relating to the preparation of any amendment to the Water Street Agree-
ment). If the sale of the Securities provided for herein is not consummated because any condition to the obligations of the Underwriters set forth in Section 6 hereof is not satisfied (other than the conditions specified in paragraphs 6(d) and, if the Underwriters shall have not exercised their judgment reasonably, 6(h)), because of any termination pursuant to Section 10 hereof or because of any refusal, inability or failure on the part of the Company to perform any agreement herein or com-ply with any provision hereof other than by reason of a default by any of the Underwriters, the Company will reimburse the Underwriters severally upon demand for all out-of-pocket expenses (including reasonable fees and disbursements of counsel) that shall have been incurred by them in connection with the proposed purchase and sale of the Securities.

		8. Indemnification and Contribution. (a) The Company agrees to indemnify and hold harmless each Underwriter, the directors, officers, employees and agents of each Underwriter and each person who controls any Underwriter within the meaning of either the Act or the Securities
Exchange Act of 1934 (the "Exchange Act") against any and all losses, claims, damages or liabilities, joint or several, to which they or any of them may become subject under the Act, the Exchange Act or other Federal or state statutory law or regulation, at common law or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon any untrue statement or alleged untrue statement of a material fact contained in the registration statement for the registration of the Securities as originally filed or in any amendment thereof, or in any Preliminary Prospectus or the Prospectus, or in any amendment thereof or supplement thereto, or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, and agrees to reimburse each such indemnified party, as incurred, for any legal or other expenses reasonably incurred by them in connection with investigating or defending any such loss, claim, damage, liability or action; provided, however, that (i) the Company will not be liable in any such case to the extent that any such loss, claim, damage or liability arises out of or is based upon any such untrue statement or alleged untrue statement or omission or alleged omission made therein in reliance upon and in conformity with written information furnished to the Company by or on behalf of any Underwriter through the Representatives specifically for use in connection with the preparation thereof, (ii) the Company will not be liable for the amount paid in settlement of any litigation commenced or threatened or of any claim whatsoever arising out of or based upon any (actual or alleged) untrue statement or omission unless such settlement is effected with the written consent of the Company and (iii) such indemnity with respect to any Pre-liminary Prospectus shall not inure to the benefit of an Underwriter (or any person controlling such Underwriter) from whom the person asserting any such loss, claim, damage or liability purchased the Securities which are the subject thereof if such person did not receive a copy of the Prospectus (or the Prospectus as supplemented) excluding documents incorporated therein by reference at or prior to the confirmation of the sale of such Securities to such person in any case where such delivery is required by the Act and the untrue statement or omission of a material fact contained in such Preliminary Prospectus was corrected in the Prospectus (or the Prospectus as supplemented). This indemnity agreement will be in addition to any liability which the Company may otherwise have.

		(b) The Selling Stockholder agrees to indemnify and hold harmless the Underwriter and each person who controls the Underwriter within the meaning of the Act or the Exchange Act to the same extent as the foregoing indemnity in paragraph (a) of this Section from the Company to the Underwriter, but only with reference to written information furnished to the Company by or on behalf of the Selling Stockholder specifically for use in preparation of the documents referred to in the foregoing indemnity. This indemnity agreement will be in addition to any liability which the Selling Stockholder may otherwise have. Notwithstanding the provisions of this subsection (b), the Selling Stockholder shall not be required to pay an amount in excess of the net proceeds received by the Selling Stockholder from the Securities sold by it hereunder. The Company, the Selling Stockholder and the Underwriters acknowledge that the statements set forth under the heading "Ownership of Common Stock -- Selling Stockholder and its Affiliates" in the Prospectus (and not any information to which reference is made under such heading) constitutes the only information furnished in writing by or on behalf of Water Street for inclusion in the documents referred to in the foregoing indemnity, and Water Street confirms that such statements are correct and complete.

		(c) Each Underwriter severally agrees to indemnify and hold harmless the Company, each of its directors, each of its officers who signs the Registration Statement, and each person who controls the Company within the meaning of either the Act or the Exchange Act and the Selling Stockholder and its respective directors, officers, partners, employees and agents and each other person, if any, who controls the Selling Stock-holder within the meaning of the Act or the Exchange Act, to the same extent as the foregoing indemnity in paragraph (a) of this Section from the Company to each Underwriter, but only with reference to written information relating to such Underwriter furnished to the Company by or on behalf of such Underwriter through the Representatives specifically for inclusion in the documents referred to in the foregoing indemnity. This indemnity agreement will be in addition to any liability which any Underwriter may otherwise have. The Company acknowledges that the statements set forth in the last paragraph of the cover page and under the heading "Underwriting" in any Preliminary Prospectus and the Prospectus constitute the only information furnished in writing by or on behalf of the several Underwriters for inclusion in any Preliminary Prospectus or the Prospectus, and you, as the Representatives, confirm that such statements are correct.

		(d) Each of the Company and Water Street hereby confirms its indemnification obligations contained in Section 4.9 of the Water Street Agreement, which Section is incorporated herein by reference.

		(e)  Promptly after receipt by an indemnified party under this
Section 8 of notice of the commencement of any action, such indemnified party will, if a claim in respect thereof is to be made against the indemnifying party under this Section 8, notify the indemnifying party in writing of the commencement thereof; but the failure so to notify the indemnifying party (i) will not relieve it from liability under paragraph
(a), (b) or (c) above unless and to the extent it did not otherwise learn of such action and such failure results in the forfeiture by the indemnifying party of any material right or defense and (ii) will not, in any event, relieve the indemnifying party from any obligations to any indemnified party other than the indemnification obligation provided in paragraph (a), (b) or (c) above. The indemnifying party shall be entitled to appoint counsel of the indemnifying party's choice at the indemnifying party's expense to represent the indemnified party in any action for which indemnification is sought (in which case the indemnifying party shall not thereafter be responsible for the fees and expenses of any separate counsel retained by the indemnified party or parties except as set forth below); provided, however, that such counsel shall be satisfactory to the indemnified party. Notwithstanding the indemnifying party's election to appoint counsel to represent the indemnified party in an action, the indemnified party shall have the right to employ separate counsel
(including local counsel), and the indemnifying party shall bear the reasonable fees, costs and expenses of such separate counsel if (i) the use of counsel chosen by the indemnifying party to represent the indemnified party would present such counsel in its reasonable judgment with a conflict of interest, (ii) the actual or potential defendants in, or targets of, any such action include both the indemnified party and the indemnifying party and the indemnified party shall have reasonably concluded that there may be legal defenses available to it and/or other indemnified parties which are different from or additional to those available to the indemnifying party, (iii) the indemnifying party shall not have employed counsel satisfactory to the indemnified party to represent the indemnified party within a reasonable time after notice of the institution of such action or (iv) the indemnifying party shall authorize the indemnified party to employ separate counsel at the expense of the indemnifying party. It being understood and agreed that the indemnifying party shall bear the fees, costs and expenses of only one counsel pursuant to this paragraph. An indemnifying party will not, without the prior written consent of the indemnified parties, settle or compromise or consent to the entry of any judgment with respect to any pending or threatened claim, action, suit or proceeding in respect of which indemnification or contribution may be sought hereunder (whether or not the indemnified parties are actual or potential parties to such claim or action) unless such settlement, compromise or consent includes an unconditional release of each indemnified party from all liability arising out of such claim, action, suit or proceeding. No indemnifying party shall be liable for any settlement of any commenced or threatened action or proceeding effected without its written consent.

		(f)  In the event that the indemnity provided in paragraph
(a), (b) or (c) of this Section 8 is unavailable to or insufficient to hold harmless an indemnified party for any reason, the Company, the Selling Stockholder and the Underwriters agree to contribute to the aggregate losses, claims, damages and liabilities (including legal or other expenses reasonably incurred in connection with investigating or defending same) (collectively "Losses") to which the Company, the Selling Stockholder and one or more of the Underwriters may be subject in such proportion as is appropriate to reflect the relative fault of the indemnifying party on the one hand and the indemnified party on the other hand; provided, however, that in no case shall any Underwriter (except as may be provided in any agreement among underwriters relating to the offering of the Securities) be responsible for any amount in excess of the underwriting discount or commission applicable to the Securities purchased by such Underwriter hereunder. If the allocation provided by the immediately preceding sentence is unavailable for any reason, or if such allocation provides a lesser sum to the indemnified party than the amount hereinafter calculated then the Company, the Selling Stockholder and the Underwriters shall contribute in such proportion as is appropriate to reflect not only such relative fault but also the relative benefits of the indemnifying party and the indemnified party as well as any other equitable considerations. Benefits received by the Company shall be deemed to be equal to the net proceeds from the offering (before deducting expenses) received by the Company, benefits received by the Selling Stockholder shall be deemed to be equal to the net proceeds from the offering (before deducting expenses) received by the Selling Stockholders and benefits received by the Underwriters shall be deemed to be equal to the total underwriting discounts and commissions, in each case as set forth on the cover page of the Prospectus. Relative fault shall be determined by reference to whether any alleged untrue statement or omission relates to information provided by the Company, the Selling Stockholder or the Underwriters. The Company, the Selling Stockholder and the Underwriters agree that it would not be just and equitable if contribution were determined by pro rata allocation or any other method of allocation which does not take account of the equitable considerations referred to above. Notwithstanding the provisions of this Section 8(f), the Selling Stockholder shall not be required to contribute any amount under this Section 8(f) in excess of the amount by which the net proceeds received by the Selling Stockholder from the sale of Securities in the offering exceed the aggregate amount the Selling Stockholder has otherwise paid pursuant hereto and pursuant to Section 8(b); and no person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation. For purposes of this Section 8, each person who controls the Underwriter within the meaning of either the Act or the Exchange Act and each director, officer, employee and agent of the Underwriter shall have the same rights to contribution as the Underwriter, each person who controls the Company within the meaning of either the Act or the Exchange Act, each officer of the Company who shall have signed the Registration Statement and each director of the Company shall have the same rights to contribution as the Company, and each person who controls the Selling Stockholder within the meaning of either the Act or the Exchange Act and each director, officer, partner, employee and agent of the Selling Stockholder shall have the same rights to contribution as the Selling Stockholder, subject in each case to the applicable terms and provisions of this paragraph (f). Contribution payments made under this Section 8 are losses for purposes of Section 4.9 of the Water Street Agreement.

		9. Default by an Underwriter. If any one or more Underwriters shall fail to purchase and pay for any of the Securities agreed to be purchased by such Underwriter or Underwriters hereunder, and such failure to purchase shall constitute a default in the performance of its or their obligations under this Agreement, the remaining Underwriters shall be obligated severally to take up and pay for (in the respective proportions which the amount of Securities set forth opposite their names in Schedule I hereto bears to the aggregate amount of Securities set forth opposite the names of all the remaining Underwriters) the Securities which the defaulting Underwriter or Underwriters agreed but failed to purchase; provided, however, that in the event that the aggregate amount of Securities which the defaulting Underwriter or Underwriters agreed but failed to purchase shall exceed 10% of the aggregate amount of Securities set forth in Schedule I hereto, the remaining Underwriters shall have the right to purchase all, but shall not be under any obligation to purchase any, of the Securities, and if such nondefaulting Underwriters do not purchase all the Securities, this Agreement will terminate without liability to any nondefaulting Underwriter, the Company or the Selling Stockholder. In the event of a default by any Underwriter as set forth in this Section 9, the Closing Date shall be postponed for such period, not exceeding seven days, as the Representatives shall determine in order that the required changes in the Registration Statement and the Prospectus or in any other documents or arrangements may be effected. Nothing contained in this Agreement shall relieve any defaulting Underwriter of its liability, if any, to the Company, the Selling Stockholder and any nondefaulting Underwriter for damages occasioned by its default hereunder.

		10. Termination. This Agreement shall be subject to termination in the absolute discretion of the Representatives, by notice given to the Company and the Selling Stockholder prior to the Closing Date if prior to such time (i) trading in the Company's Common Stock shall have been suspended by the Securities and Exchange Commission or the New York Stock Exchange or trading in securities generally on the New York Stock Exchange shall have been suspended or limited or minimum prices shall have been established on such Exchange, (ii) a banking moratorium shall have been declared either by Federal or New York State authorities or (iii) there shall have occurred any outbreak or material escalation of hostilities or other calamity or crisis the effect of which on the financial markets of the United States is such as to make it, in the judgment of the Representatives, impracticable to market the Securities.

		11. Representations and Indemnities to Survive. The respective agreements, representations, warranties, indemnities and other statements of the Company or its officers, of the Selling Stockholder, and of the Underwriters set forth in or made pursuant to this Agreement will remain in full force and effect, regardless of any investigation made by or on behalf of the Underwriters, the Selling Stockholder, or the Company or any of the officers, directors, partners or controlling persons referred to in Section 8 hereof, and will survive delivery of and payment for the Securities. The provisions of Sections 7 and 8 hereof shall survive the termination or cancellation of this Agreement.

		12. Notices. All communications hereunder will be in writing and effective only on receipt, and, if sent to the Representatives, will be mailed, delivered or telecopied and confirmed to them at Salomon
Brothers Inc, at 7 World Trade Center, New York, New York 10048, attn:
Scott W. Stearns; or, if sent to the Company, will be mailed, delivered or telecopied and confirmed to it at USG Corporation, 125 S. Franklin Street, Chicago, Illinois 60606, attn: Secretary, with a copy to Kirkland &
Ellis, 200 E. Randolph Drive, Chicago, Illinois 60601, attn: Francis J. Gerlits, P.C.; or, if sent to the Selling Stockholder, will be mailed, delivered or telecopied and confirmed to it at c/o Goldman, Sachs & Co., 85 Broad Street, New York, New York 10004, attn: Barry S. Volpert; with a copy to Fried, Frank, Harris, Shriver & Jacobson, One New York Plaza, New York, New York 10004, attn: David J. Greenwald, Esq.

		13. Successors. This Agreement will inure to the benefit of and be binding upon the parties hereto and their respective successors and the officers, directors, partners, employees, agents and controlling persons referred to in Section 8 hereof, and no other person will have any right or obligation hereunder.

		14. Applicable Law. This Agreement will be governed by and construed in accordance with the laws of the State of New York, without giving affect to the conflicts of laws principles thereof.

		15. Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original but all of which shall constitute one and the same agreement.

		16. Entire Agreement. This Agreement and the Water Street Agreement constitute the entire agreement among the parties hereto with respect to the transactions contemplated hereby.

		If the foregoing is in accordance with your understanding of our agreement, please sign and return to us the enclosed duplicate hereof, whereupon this letter and your acceptance shall represent a binding agreement among the Company, the Selling Stockholder and the several Underwriters.

Very truly yours,

USG CORPORATION


By:
Its:


WATER STREET CORPORATE
RECOVERY FUND I, L.P.


By:  GOLDMAN, SACHS & CO.,
     General Partner


By:

   Name:
   Title:

The foregoing Agreement is hereby
confirmed and accepted as of the
date first above written.

Salomon Brothers Inc
Lazard Freres & Co.
Smith Barney Shearson Inc.

By:  Salomon Brothers Inc


By:

For themselves and the other
several Underwriters named in
Schedule I to the foregoing
Agreement.

	SCHEDULE I

                                                   Number of Shares
Underwriters                                       to be Purchased


SALOMON BROTHERS INC                                   1,923,334
LAZARD FRERES & CO.                                    1,923,333
SMITH BARNEY SHEARSON INC.                             1,923,333

BEAR, STEARNS & CO. INC.                                 145,000
CS FIRST BOSTON CORPORATION                              145,000
ALEX. BROWN & SONS INCORPORATED                          145,000
BT SECURITIES CORPORATION                                145,000
DEAN WITTER REYNOLDS INC.                                145,000
DILLON, READ & CO. INC.                                  145,000
DONALDSON, LUFKIN & JENRETTE SECURITIES CORPORATION      145,000
A.G. EDWARDS & SONS, INC.                                145,000
KIDDER, PEABODY & CO. INCORPORATED                       145,000
LEHMAN BROTHERS INC.                                     145,000
MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED       145,000
MONTGOMERY SECURITIES                                    145,000
J.P. MORGAN SECURITIES INC.                              145,000
MORGAN STANLEY & CO. INCORPORATED                        145,000
NATWEST SECURITIES LIMITED                               145,000
OPPENHEIMER & CO., INC.                                  145,000
PRUDENTIAL SECURITIES INCORPORATED                       145,000
S.G. WARBURG & CO. INC.                                  145,000
WERTHEIM SCHRODER & CO. INCORPORATED                     145,000

WILLIAM BLAIR & COMPANY                                   75,000
DAIN BOSWORTH INCORPORATED                                75,000
KEMPER SECURITIES, INC.                                   75,000
LEGG MASON WOOD WALKER, INCORPORATED                      75,000
MCDONALD & COMPANY SECURITIES, INC.                       75,000
MORGAN KEEGAN & COMPANY, INC.                             75,000
PIPER JAFFRAY INC.                                        75,000
RAYMOND JAMES & ASSOCIATES, INC.                          75,000
THE ROBINSON-HUMPHREY COMPANY, INC.                       75,000
SUTRO & CO. INCORPORATED                                  75,000
TUCKER ANTHONY INCORPORATED                               75,000
WHEAT FIRST BUTCHER & SINGER CAPITAL MARKETS              75,000

ADVEST INC.                                               40,000
ARNHOLD AND S. BLEICHROEDER, INC.                         40,000
ROBERT W. BAIRD & CO. INCORPORATED                        40,000
BAIRD, PATRICK & CO., INC.                                40,000
GEORGE K. BAUM & COMPANY                                  40,000
THE CHICAGO CORPORATION                                   40,000

                                                   Number of Shares
Underwriters                                       to be Purchased


CLEARY GULL REILAND & MCDEVITT INC.                       40,000
FIRST ALBANY CORPORATION                                  40,000
FIRST EQUITY CORPORATION OF FLORIDA                       40,000
FIRST MICHIGAN CORPORATION                                40,000
GENESIS MERCHANT GROUP SECURITIES                         40,000
HAMILTON INVESTMENTS, INC.                                40,000
JANNEY MONTGOMERY SCOTT INC.                              40,000
EDWARD D. JONES & CO.                                     40,000
LADENBURG, THALMANN & CO. INC.                            40,000
C.J. LAWRENCE/DEUTSCHE BANK SECURITIES CORPORATION        40,000
WR LAZARD, LAIDLAW & MEAD INCORPORATED                    40,000
LUTHER, SMITH & SMALL INC.                                40,000
NEEDHAM & COMPANY, INC.                                   40,000
THE OHIO COMPANY                                          40,000
PARKER/HUNTER INCORPORATED                                40,000
PENNSYLVANIA MERCHANT GROUP LTD                           40,000
THE PRINCIPAL/EPPLER, GUERIN & TURNER, INC.               40,000
RAGEN MACKENZIE INCORPORATED                              40,000
SAMUEL A. RAMIREZ & CO. INC.                              40,000
RAUSCHER PIERCE REFSNES, INC.                             40,000
RODMAN & RENSHAW, INC.                                    40,000
SOUTHCOAST CAPITAL CORPORATION                            40,000
STIFEL, NICOLAUS & COMPANY, INCORPORATED                  40,000
WEDBUSH MORGAN SECURITIES                                 40,000

TOTAL                                                 10,625,000

	EXHIBIT A
AGREEMENTS

		Letter Agreement, dated February 25, 1993, among USG Corporation, Water Street Corporate Recovery Fund I, L.P., Goldman, Sachs & Co. and The Goldman Sachs Group, L.P.

		Amendment No. 1, dated February 22, 1994, to Letter Agreement, dated February 25, 1993, among USG Corporation, Water Street Corporate Recovery Fund I, L.P., Goldman, Sachs & Co. and The Goldman Sachs Group,
L.P.

		Amended and Restated Credit Agreement dated as of May 6, 1993 between USG Corporation and USG Interiors, Inc. as borrowers; the Financial Institutions listed on the signature pages thereof, as senior lenders; Bankers Trust Company, Chemical Bank and Citibank, N.A., as agents; and Citibank, N.A., as Administrative Agent (the "Amended and Restated Credit Agreement")

		First Amendment, dated August 1, 1993, to Amended and Restated
Credit Agreement

		Second Amendment, dated as of January 31, 1994, to Amended and Restated Credit Agreement

		Indenture, dated October 1, 1986, between USG Corporation and Harris Trust and Savings Bank, as supplemented

		Indenture, dated as of April 26, 1993, among USG Corporation, certain guarantors and State Street Bank and Trust Company, as Trustee
(the "10 1/4% Senior Notes Indenture")

		Indenture, dated as of August 10, 1993, among USG Corporation, certain guarantors and State Street Bank and Trust Company, as Trustee

		Amended and Restated Subsidiary Guarantees, dated as of May 6,
1993

		Contingent Payment Guarantees issued pursuant to the 10 1/4% Senior Notes Indenture

		Amended and Restated Collateral Trust Agreement, dated as of May 6, 1993 between USG Corporation, USG Interiors, Inc. and USG Foreign Investments, Ltd., as guarantors, and Wilmington Trust Company and William
J. Wade, as trustees (the "Amended and Restated Collateral Trust
Agreement")

		First Amendment, dated August 1, 1993, to Amended and Restated Collateral Trust Agreement

		Second Amendment, dated as of January 31, 1994, to Amended and Restated Collateral Trust Agreement.

		First Amendment, dated August 1, 1993, to Amended and Restated Subsidiary Guarantees

		Reaffirmation, dated as of January 31, 1994, of Guarantees.

	EXHIBIT B

	LOCK-UP AGREEMENT


							March   , 1994


Salomon Brothers Inc
Lazard Freres & Co.
Smith Barney Shearson Inc.
As Representatives of the
  Several Underwriters,
c/o Salomon Brothers Inc
7 World Trade Center
New York, New York  10048

Salomon Brothers International Limited
Lazard Brothers & Co., Limited
Smith Barney Shearson Inc.
As International Representatives of the
  Several International Underwriters
c/o Salomon Brothers International Limited
Victoria Plaza
111 Buckingham Palace Road
London SW1W 0SB, England

Gentlemen and Ladies:

		The undersigned understand that USG Corporation, a Delaware corporation (the "Company"), has filed a Registration Statement on Form
S-1 (file number 33-51845) (as amended, the "Registration Statement") with the Securities and Exchange Commission (the "SEC") in connection with a proposed underwritten public offering (the "Offering") of its Common
Stock, par value $0.10 per share (the "Common Stock"). All capitalized terms not defined herein shall have the meanings ascribed in the Reg-istration Statement.

		At your request, and in consideration of your agreeing to act as underwriters in connection with the Offering and for other good and valuable consideration, the undersigned hereby agree that, without the prior written consent of the representatives (the "Representatives") of the U.S. Underwriters and the International Underwriters, for a period of 120 days following the date hereof, the undersigned will not offer, sell or contract to sell, or otherwise dispose of, directly or indirectly, or announce the offering of, any other shares of Common Stock or any securities convertible into, or exercisable or exchangeable for, shares of Common Stock; provided, however, Water Street may distribute such shares or securities held by it to its partners at any time after 90 days following the effective date of the Registration Statement, which partners (other than Goldman, Sachs & Co.) shall not be bound by this Agreement; provided, further, that Water Street and Goldman, Sachs & Co. may exercise any of their Warrants to purchase Common Stock.

		This Agreement shall be governed by and construed in accordance with the laws of the State of New York.

Very truly yours,

GOLDMAN, SACHS & CO.


By:________________________________
	Name:
	Title:

WATER STREET CORPORATE RECOVERY
FUND I, L.P.

By:  GOLDMAN, SACHS & CO.,
	  General Partner


By:_________________________________
	Name:
	Title:

Accepted as of the date hereof:

Salomon Brothers Inc
Lazard Freres & Co.
Smith Barney Shearson, Inc.

By:  Salomon Brothers Inc


By:
	Title:
	For itself and the Several
	  U.S. Underwriters

Salomon Brothers International Limited
Lazard Brothers & Co. Limited
Smith Barney Shearson Inc.

By:  Salomon Brothers International
		  Limited


By:
	Title:
	For itself and the Several Managers.

	USG Corporation
Exhibit H




	12,500,000 Shares 1
	Common Stock
	($.10 par value)

	International Underwriting Agreement


	London, England
	March 8, 1994


Salomon Brothers International Limited
Lazard Brothers & Co., Limited
Smith Barney Shearson Inc.
As Representatives of the Several
International Underwriters,
c/o Salomon Brothers International Limited
Victoria Plaza
111 Buckingham Palace Road
London SW1W OSB, England

Dear Sirs:

		USG Corporation, a Delaware corporation (the "Company"), proposes to sell to the underwriters named in Schedule I hereto (the "International Underwriters"), for which you are acting as representatives (the "International Representatives"), 1,050,000 shares (the "Company Underwritten Securities") of common stock, $.10 par value per share (the "Common Stock"), of the Company, and Water Street Corporate Recovery Fund I, L.P. ("Water Street" or the "Selling Stockholder") proposes to sell to the International Underwriters 825,000 shares of Common Stock (the "Selling Stockholder Securities" and together with the Company Underwritten Securities, the "Underwritten Securities"). In addition, solely for the purpose of covering overallotments, the Company proposes to grant to the International Underwriters an option to purchase up to an additional 135,000 shares (the "Company Option Securities") of Common Stock and the Selling Stockholder proposes to grant to the International Underwriters an option to purchase up to an additional 146,250 shares of Common Stock (the "Selling Stockholder Option Securities" and together with the Company Option Securities, the "Option Securities"). The Underwritten Securities and the Option Securities are hereinafter referred to as the "International Securities." The parties hereto acknowledge that the underwriting discount on the sale of the Securities will be 4.5% of the aggregate price to the public.

		It is understood that the Company and the Selling Stockholder are concurrently entering into a U.S. Underwriting Agreement dated the date hereof (the "U.S. Underwriting Agreement") providing for the issue and sale by the Company of an aggregate of 5,950,000 shares of Common
Stock (the "U.S. Company Underwritten Securities") and the sale by the Selling Stockholder of an aggregate of 4,675,000 shares of Common Stock
(the "U.S. Selling Stockholder Underwritten Securities" and together with the U.S. Company Underwritten Securities, the "U.S. Underwritten
Securities") with certain underwriters (the "U.S. Underwriters") for whom Salomon Brothers Inc, Lazard Freres & Co., and Smith Barney Shearson Inc.
are

___________________
1 Plus options to purchase from USG Corporation up to 900,000 additional shares and from the Selling Stockholder up to 975,000 additional shares to cover overallotments.

acting as representatives (the "U.S. Representatives"), and providing for the grant by the Company to the U.S. Underwriters of an option to pur-chase up to 765,000 additional shares of Common Stock (the "U.S. Company Option Securities") and by the Selling Stockholder to the U.S. Underwriters of an option to purchase up to 828,750 additional shares of Common Stock (the "U.S. Selling Stockholder Option Securities," together with the U.S. Company Option Securities, the "U.S. Option Securities," and together with the U.S. Underwritten Securities, the "U.S. Securities") solely for the purpose of covering overallotments. The U.S. Securities together with the International Securities are hereinafter called the "Securities". It is further understood and agreed that the International Underwriters and the U.S. Underwriters are entering into an agreement dated the date hereof (the "Agreement Between U.S. Underwriters and the Managers"), pursuant to which, among other things, the International Underwriters may purchase from the U.S. Underwriters a portion of the U.S. Securities to be sold pursuant to the U.S. Underwriting Agreement and the U.S. Underwriters may purchase from the International Underwriters a portion of the International Securities to be sold pursuant to the International Underwriting Agreement.

		The terms which follow, when used in this Agreement, shall have the meanings indicated. The term "the Effective Date" shall mean each date that the Registration Statement and any post-effective amendment or amendments thereto became or become effective. "Execution Time" shall mean the date and time that this Agreement is executed and delivered by the parties hereto. The "Preliminary Prospectus" shall mean any pre-liminary prospectus with respect to the offering of the Securities referred to in Section 1(a)(i) below and any preliminary prospectus with respect to the offering of the Securities included in the Registration Statement at the Effective Date that omits Rule 430A Information; "Registration Statement" shall mean the registration statement referred to in Section 1(a)(i) below, including exhibits and financial statements, as amended at the Execution Time (or, if not effective at the Execution Time, in the form in which it shall become effective) and, in the event any post-effective amendment thereto becomes effective prior to the Closing Date, shall also mean such registration statement as so amended. Such term shall include any Rule 430A Information deemed to be included therein at the Effective Date as provided by Rule 430A. "Rule 424" and "Rule 430A" and "Regulation S-K" refer to such rules under the Act. "Rule 430A Information" means information with respect to the Securities and the offering thereof permitted to be omitted from the Registration Statement pursuant to Rule 430A when the Registration Statement becomes effective.

		1. Representations and Warranties. (a) The Company represents and warrants to, and agrees with, each International
Underwriter as follows:

		(i) The Company has filed with the Securities and Exchange Commission (the "Commission") a registration statement (file number 33-51845) on Form S-1, including a related preliminary prospectus, for the registration under the Securities Act of 1933, as amended
(the "Act") of the offering and sale of the Securities. The Company may have filed one or more amendments thereto, including the related preliminary prospectus, each of which has previously been furnished to you. The Company will next file with the Commission either (i) prior to the effectiveness of such registration statement, a further amendment to such registration statement (including the form of final prospectus) or (ii) after the effectiveness of such regis-tration statement, a final prospectus in accordance with Rules 430A and 424(b)(1) or (4). In the case of clause (ii), the Company has included in such registration statement, as amended at the Effective
Date, all information (other than Rule 430A Information) required by the Act and the rules thereunder to be included in the final prospectus with respect to the Securities and the offering thereof.
As filed, such amendment and form of final prospectus, or such final prospectus, shall contain all Rule 430A Information, together with all other such required information, with respect to the Securities and the offering thereof and, except to the extent the International Representatives shall agree in writing to a modification, shall be in all substantive respects in the form furnished to you prior to the Execution Time or, to the extent not completed at the Execution
Time, shall contain only such specific additional information and other changes (beyond those contained in the latest Preliminary
Prospectus) as the Company has advised you, prior to the Execution
Time, will be included or made therein.

		The form of prospectus relating to the Securities as first filed pursuant to Rule 424(b) or, if no filing pursuant to Rule
424(b) is made, such form of prospectus included in the Registration Statement at the Effective Date, is hereinafter called the "Prospectus."

		(ii) On the Effective Date, the Registration Statement did or will, and when the Prospectus is first filed (if required) in accordance with Rule 424(b) and on each Closing Date (as defined in Section 3 hereof) the Prospectus (and any supplement thereto) will, comply in all material respects with the applicable requirements of the Act and the rules thereunder; on the Effective Date, the Reg-istration Statement did not or will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading; and, on the Effective Date, the Prospectus, if not filed pursuant to Rule 424(b), did not or will not, and on the date of any filing pursuant to Rule 424(b) and on each Closing Date, the Prospectus (together with any supplement thereto) will not, include any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading;
provided, however, that the Company makes no representations or warranties as to the information contained in or omitted from the Registration Statement, or the Prospectus (or any supplement thereto) in reliance upon and in conformity with information furnished in writing to the Company by or on behalf of any International Underwriter through the International Representatives, or Water Street specifically for use in connection with the preparation of the Registration Statement or the Prospectus (or any supplement thereto).

		(iii) Each of the Company and its subsidiaries is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation; all of the issued shares of capital stock of each subsidiary have been duly and validly authorized and issued, are fully paid and nonassessable, and (except for directors' qualifying shares and those shares not held by the Company or any of its Affiliates) are owned directly or indirectly by the Corporation, free and clear of all liens, encumbrances, equities or claims, except for the shares of capital stock of USG Interiors (Europe) SA and except as provided under the Collateral Trust Agreement (as such term is defined in the Prospectus). Each of the Company and its subsidiaries has the requisite corporate power and authority to own or lease and operate its properties and to carry on its business as described in the Prospectus except where the failure to have such power and authority would not reasonably be expected to result in a material adverse change in the financial condition, assets or operations of the Company and its subsidiaries taken as a whole (a "MAC"). The Company has the requisite power and authority to authorize the offering of the Securities to be sold by it, and to issue, sell and deliver the Securities to be sold by it. The Company has the requisite power and authority to enter into each of the following agreements and to perform its obligations thereunder: the letter agreement, dated February 25, 1993, as amended (the "Water Street Agreement"), among the Company, Water Street, Goldman, Sachs & Co. and The Goldman Sachs Group, L.P.; this Agreement; and the U.S. Underwriting Agreement (collectively, the "Agreements"). It being understood and agreed that the Company will have to deliver good standing certificates and similar documentation only with respect to United States Gypsum Company, USG Interiors, Inc., L&W Supply Corporation, USG Industries, Inc., USG Foreign Investments, Ltd., La Mirada Products Co., Inc., Westbank Planting Company and American Metals Corporation (individually a "Major Subsidiary" and collectively the "Major Subsidiaries").

		(iv) Each of the Company and its subsidiaries is duly qualified or licensed and in good standing as a foreign corporation duly authorized to do business in each jurisdiction in which it owns or leases properties, or conducts any business, so as to require such qualification or licensure, except where the failure to be so qualified and authorized would not reasonably be expected to result in a MAC.

		(v) Except as may be disclosed in the Registration Statement and the Prospectus, there are no actions, proceedings or investigations pending or to the best of the Company's knowledge threatened (solely in the case of such actions, proceedings or investigations which would result in a MAC, in writing) which question the validity of this Agreement or the U.S. Underwriting Agreement or any action taken or to be taken pursuant hereto or thereto which would result in a MAC, or which is required to be dis-closed in the Registration Statement or Prospectus which is not adequately disclosed in the Registration Statement or Prospectus, as the case may be, and, to the Company's knowledge, there is no franchise, contract or other document required to be described in the Registration Statement or Prospectus, or required to be filed as an exhibit to the Registration Statement, which is not so described or filed.

		(vi) The Company and its subsidiaries are not in breach or violation of any term or provision of any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation, domestic or foreign, applicable to the Company or its subsidiaries or to any of their respective properties or assets, which breach, breaches, violation or violations would reasonably be expected to individually or in the aggregate result in a MAC, and the Company and its subsidiaries are not in violation of any term of their respective charters or by-laws. The compliance by the Company with all of the provisions of the Agreements, and the performance of the transactions contemplated by the Agreements will not result in any such violation or be in conflict with or constitute a default under any such term, which conflict or default would result in a MAC or result in the creation of any mortgage, lien, charge or encumbrance upon any of the properties or assets of the Company pursuant to any such term which would reasonably be expected to result in a MAC. No consent, approval, authorization or order of any court or governmental agency or body is required for the consummation by the Company and the subsidiaries of the transactions contemplated herein, except such as have been obtained under the Act and such as may be required under the Blue Sky Laws of any jurisdiction in connection with the distribution of the Securities and such other approvals as have been obtained.

		(vii) The Securities to be issued and sold by the Company to the International Underwriters have been duly and validly autho-rized and, when issued and delivered against payment therefor as provided herein, will be duly and validly issued and fully paid and nonassessable and will conform in all material respects to the description of the Common Stock contained in the Prospectus.

		(viii) Each of the Agreements has been duly authorized and validly executed and delivered by the Company and constitutes a valid and legally binding agreement of the Company, enforceable against the Company in accordance with its terms (assuming the due execution and delivery by the parties thereto other than the Company) subject to the effect of bankruptcy, insolvency, reorganization, arrangement, moratorium, fraudulent conveyance and other similar laws relating to or affecting the enforcement of rights of secured or unsecured creditors generally.

		(ix) Except as disclosed in the Prospectus, no holder of any security of the Company has or will have any right to require the registration of such security by virtue of any transactions contemplated by this Agreement other than any such right that has been expressly waived in writing. No holder of any of the outstanding shares of capital stock of the Company is entitled to preemptive or other rights to subscribe for the Securities.

		(x) The Securities have been duly authorized for trading on the New York Stock Exchange, Inc., subject to official notice of issuance.

		(b) The Selling Stockholder represents and warrants to, and agrees with, each International Underwriter as follows:

		(i) The Selling Stockholder is a partnership duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization. The Selling Stockholder has all necessary power and authority to enter into this Agreement and the U.S. Underwriting Agreement. Each of the Agreements has been duly authorized, executed and delivered by the Selling Stockholder and constitutes a valid and binding obligation of the Selling Stockholder, enforceable against it in accordance with its terms (subject, as to enforcement of remedies, to applicable bankruptcy, reorganization, insolvency, moratorium or other laws affecting creditors' rights generally from time to time in effect and to general principles of equity and except with respect to the indemnification provisions contained in the Agreements and assuming due execution by the parties thereto other than Water Street). No consent, approval, authorization or order of any court or govern-mental agency or body is required for the consummation by Water Street of any of the transactions contemplated herein except for those under the Act or any state securities laws or Blue Sky laws. The sale of the Securities by Water Street and the consummation by Water Street of the transactions contemplated by this Agreement and the U.S. Underwriting Agreement will not conflict with, result in a breach or violation of, or constitute a default under any law, agreement of limited partnership of Water Street, the Water Street Agreement or the terms of any indenture or other agreement or instrument to which Water Street is a party or bound, or any judgment, order or decree applicable to Water Street of any court, regulatory body, administrative agency, governmental body or arbitrator having jurisdiction over Water Street.

		(ii) Water Street has good and valid title to the Securities to be sold by Water Street and upon sale and delivery of, and payment for, such Securities, as provided herein, Water Street will convey good and valid title to such Securities, free and clear of all liens, encumbrances, equities and claims whatsoever.

		(iii) On the Effective Date, the Registration Statement did not or will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading;
and on the Effective Date the Prospectus, if not filed pursuant to Rule 424(b), did not or will not, and on the date of any filing pursuant to Rule 424(b) and on the Closing Date, the Prospectus (together with any supplements thereto) will not, include any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; provided that the Selling Stockholder makes no representations or warranties as to any statements in or omissions from the Registration Statement or Prospectus or any amendments or supplements thereto, except for statements or omissions made in reliance upon and in conformity with information furnished in writing to the Company by or on behalf of the Selling Stockholder specifically for use in connection with the preparation thereof.

		2. Purchase and Sale. (a) Subject to the terms and conditions and in reliance upon the representations and warranties herein set forth, the Company and the Selling Stockholder agree, severally and not jointly, to sell to each International Underwriter, and each International Underwriter agrees, severally and not jointly, to purchase from the Company and the Selling Stockholder at a purchase price of $28.5306 per share, the amount of Underwritten Securities set forth opposite such International Underwriter's name in Schedule I hereto. The amount of Securities to be purchased by each International Underwriter from the Company and the Selling Stockholder shall be as nearly as practicable in the same proportion to the total amount of Securities to be purchased by such International Underwriter as the total amount of Securities to be sold by each of the Company and the Selling Stockholder bears to the total amount of Securities to be sold pursuant hereto.

		(b) Subject to the terms and conditions and in reliance upon the representations and warranties herein set forth, the Company and the Selling Stockholder hereby grant, severally and not jointly, an option to the several International Underwriters to purchase, severally and not jointly, up to 135,000 shares and 146,250 shares of the Option Securities, respectively, at the same purchase price per share as the International Underwriter shall pay for the Underwritten Securities. Said options may be exercised solely to cover overallotments in the sale of the Underwritten Securities. Said options may be exercised in whole or in part at any time (but not more than once) on or before the 30th day after the date of the Prospectus upon written or telegraphic notice by the International Representatives to the Company and the Selling Stockholder setting forth the number of shares of the Option Securities as to which the several International Underwriters are exercising the option and the settlement date. Delivery of the shares of Option Securities, and payment therefor, shall be made as provided in Section 3 hereof. The number of shares of the Option Securities to be purchased by each International Underwriter shall be the same percentage of the total number of shares of the Option Securities to be purchased by the several International Under-writers as such International Underwriter is purchasing of the Underwritten Securities, subject to such adjustments as you in your absolute discretion shall make to eliminate any fractional shares.

		3. Delivery and Payment. Delivery of and payment for the Underwritten Securities shall be made at the offices of Wachtell, Lipton, Rosen & Katz, 51 W. 52nd Street (or such other place as mutually may be agreed upon), New York, New York, at 10:00 a.m., New York City time, on March 16, 1994, or such later date (not later than April 1, 1994) as the International Representatives shall designate, which date and time may be postponed by agreement among the International Representatives, the Company and the Selling Stockholder or as provided in Section 9 hereof (such date and time of delivery and payment for the Securities being herein called the "First Closing Date"). Delivery of the Underwritten Securities shall be made to the International Representatives for the respective accounts of the several International Underwriters against pay-ment by the several International Underwriters through the International Representatives of the purchase price therefor to or upon the order of the Company and the Selling Stockholder by certified or official bank check or checks drawn on or by a New York Clearing House bank and payable in next day funds. The Underwritten Securities shall be registered in such names and in such denominations as the International Representatives may request not less than three full business days in advance of the First Closing Date.

		The overallotment option may be exercised during the term thereof by written notice by you to the Company and the Selling Stockholder. Such notice shall set forth the aggregate number of Option Securities as to which the option is being exercised, the name or names in which the Option Securities are to be registered, the authorized denomi-nations in which such Option Securities are to be issued, and the time and date, as determined by you, when such Option Securities are to be deli-vered (an "Additional Closing Date"); provided, however, that no Additional Closing Date shall be earlier than the First Closing Date nor earlier than the third business day after the date on which the notice of the exercise of the option shall have been given nor later than the eighth business day after the date on which such notice shall have been given. Delivery and payment for such Option Securities is to be at the offices set forth above for delivery and payment of the Underwritten Securities. The First Closing Date and any Additional Closing Date are individually referred to as a "Closing Date" and collectively referred to as the "Closing Dates."

		The Company and the Selling Stockholder agree to use their best efforts to have the Underwritten Securities and the Option Securities, as the case may be, to be delivered at each Closing Date available for inspection, checking and packaging by the Representatives in New York, New York, not later than 1:00 p.m. on the business day prior to such Closing Date.

		4. Offering by Underwriters. It is understood that the several International Underwriters propose to offer the Securities for sale to the public as set forth in the Prospectus. The International Representatives agree to advise the Company promptly following the completion of the distribution of the Securities.

		5. Agreements. (a) The Company agrees with the several International Underwriters and Water Street that:

		(i) The Company will use its best efforts to cause the Registration Statement, if not effective at the Execution Time, and any amendment thereof, to become effective. Prior to the termination of the offering of the Securities, the Company will not file any amendment of the Registration Statement or supplement to the Prospectus without your prior consent, which consent shall not be unreasonably withheld. Subject to the foregoing sentence, if the Registration Statement has become or becomes effective pursuant to Rule 430A, or filing of the Prospectus is otherwise required under Rule 424(b), the Company will cause the Prospectus, properly completed, and any supplement thereto to be filed with the Commission pursuant to the applicable paragraph of Rule 424(b) within the time period prescribed and will provide evidence satisfactory to the International Representatives of such timely filing. The Company will promptly advise the International Representatives (i) when the Registration Statement, if not effec-tive at the Execution Time, and any amendment thereto, shall have become effective, (ii) when the Prospectus, and any supplement thereto, shall have been filed (if required) with the Commission pursuant to Rule 424(b), (iii) when, prior to termination of the offering of the Securities, any amendment to the Registration
Statement shall have been filed or become effective, (iv) of any request by the Commission for any amendment of the Registration Statement or supplement to the Prospectus or for any additional information, (v) of the issuance by the Commission of any stop order suspending the effectiveness of the Registration Statement or the Company becoming aware of the institution or threatening of any proceeding for that purpose, and (vi) of the receipt by the Company of any notification with respect to the suspension of the quali-fication of the Securities for sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose. The Company will use its best efforts to prevent the issuance of any such stop order and, if issued, to obtain as soon as possible the withdrawal thereof.

		(ii) If, at any time when a prospectus relating to the Securities is required to be delivered under the Act, any event occurs as a result of which the Prospectus as then supplemented would include any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, or if it shall be necessary to amend the Registration Statement or supplement the Prospectus to comply with the Act or the rules thereunder, the Company will promptly prepare and file with the Commission, subject to the second sentence of Section 5(a)(i), an amendment or supplement which will correct such statement or omission or effect such compliance.

		(iii) As soon as practicable, but in any event not later than sixteen (16) months after the Effective Date, the Company will make generally available to its security holders and to the International Representatives an earnings statement or statements of the Company and its subsidiaries which satisfies the provisions of
Section 11(a) of the Act and Rule 158 under the Act. Filing reports under Section 13 of the Securities Exchange Act of 1934 on a timely basis shall constitute compliance with this paragraph (iii), provided that the provisions of Section 11(a) of the Act and Rule
158 are thereby satisfied.

		(iv) The Company will furnish to the International Representatives and counsel for the International Underwriters, without charge, two signed copies of the Registration Statement (including exhibits thereto) and to each other Underwriter a copy of the Registration Statement (without exhibits thereto) and, so long as delivery of a prospectus by an International Underwriter or dealer may be required by the Act, as many copies of each Preliminary Prospectus and the Prospectus and any supplement thereto as the International Representatives may reasonably request. The Company will pay the expenses of printing or other production of all documents relating to the offering.

		(v) The Company will cooperate with you and your counsel in connection with endeavoring to obtain qualification of the Securities for sale under the laws of such jurisdictions as the International Representatives may designate, will maintain such qualifications in effect so long as required for the distribution of the Securities; provided, however, that the Company shall not be obligated to qualify as a foreign corporation to do business under the laws of any jurisdiction in which it shall not then be qualified but for the requirements of this Section 4(a)(v), to subject itself to taxation in any such jurisdiction to which it shall not then be so subject or to consent to general service of process in any such jurisdiction to which it shall not then be so subject.

		(vi) For a period of 120 days following the Execution Time, the Company will not, without the prior written consent of the International Representatives, offer, sell or contract to sell, or otherwise dispose of, directly or indirectly, or announce the offering of, any other shares of Common Stock or any securities convertible into, or exercisable or exchangeable for, shares of Common Stock, other than through the exercise of warrants or management stock options.

		(vii) The Company will apply the net proceeds of the offering and the sale of the Securities in the manner set forth in the Prospectus under the caption "Purpose of the Offering and Use of Proceeds."

		(viii) The Company confirms as of the date hereof that it is in compliance with all provisions of Section 1 of the Laws of Florida, Chapter 92-198, An Act Relating to Disclosure of Doing
Business with Cuba, Section 517.075 of the Florida Securities and
Investor Protection Act, and the Company further agrees that if it or any of its affiliates commences engaging in business with the government of Cuba or with any person or affiliate located in Cuba after the date the Registration Statement becomes or has become effective with the Commission or with the Florida Department of Banking and Finance (the "Department"), whichever date is later, or if the information reported in the Prospectus, if any, concerning the Company's business with Cuba or with any person or affiliate located in Cuba changes in any material way, the Company will provide the Department notice of such business or change, as appropriate, in a form acceptable to the Department.

		(ix) The Company will comply with its obligations with respect to the Securities under Article 4 of the Water Street
Agreement.

		(b)  Water Street agrees with the several International
Underwriters that:

		(i) Water Street will not (and any assignees of Water Street's rights under Section 4.1 of the Water Street Agreement will not) request any registration of shares of Common Stock pursuant to
Section 4.1 of the Water Street Agreement for a period of 120 days following the Effective Date.

		(ii) For a period of 120 days following the Execution Time, Water Street and Goldman, Sachs & Co. will not, without the prior written consent of the International Representatives, offer, sell or contract to sell, or otherwise dispose of, directly or indirectly, or announce the offering of, any other shares of Common Stock or any securities convertible into, or exercisable or exchangeable for, shares of Common Stock; provided, however, Water Street may distribute such shares or securities held by it to its partners at any time after 90 days following the Effective Date, which partners (other than Goldman, Sachs & Co.) shall not be bound by the limitations in this paragraph (ii); provided, further, that Water Street and Goldman, Sachs & Co. may exercise any of their Warrants to purchase Common Stock.

		(c) Each International Underwriter covenants and agrees with the Company and Water Street that it will comply with the obligations of an underwriter with respect to the Securities under Article 4 of the Water Street Agreement, it being understood that such obligations do not include those set forth under Sections 4.8(a), (b), (c), (d)(iii) and (d)(iv) of such Agreement.

		(d) Each International Underwriter agrees that (i) it is not purchasing any of the International Securities for the account of any United States or Canadian Person, (ii) it has not offered or sold, and will not offer or sell, directly or indirectly, any of the International Securities or distribute any international Prospectus to any person inside the United States or Canada, or to any United States or Canadian Person, and (iii) any dealer to whom it may sell any of the International
Securities will represent that it is not purchasing for the account of any United States or Canadian Person and agree that it will not offer or resell, directly or indirectly, any of the International Securities inside the United States or Canada, or to any United States or Canadian Person or to any other dealer who does not so represent and agree; provided, however, that the foregoing shall not restrict (A) purchases and sales between the Underwriters on the one hand and the International
Underwriters on the other hand pursuant to Section 1(b) of the Agreement Between Underwriters and Managers, (B) stabilization transactions contemplated under Section 2 of the Agreement Between Underwriters and Managers, conducted through Salomon Brothers Inc as part of the distribution of the Securities, and (C) sales to or through (or distributions of international Prospectuses or international Preliminary Prospectuses to) persons not United States or Canadian Persons who are investment advisors, or who otherwise exercise investment discretion, and who are purchasing for the account of United States or Canadian Persons. "United States or Canadian Person" shall mean any person who is a national or resident of the United States or Canada, a corporation, partnership, or other entity created or organized in or under the laws of the United
States or Canada or of any political subdivision thereof, or any estate or trust the income of which is subject to United States or Canadian federal income taxation, regardless of its source (other than any non-United
States or non-Canadian branch of any United States or Canadian Person), and shall include any United States or Canadian branch of a person other than a United States or Canadian Person. "US" or "United States" shall mean the United States of America (including the states thereof and the District of Columbia), its territories, its possessions and other areas subject to its jurisdiction.

		(e) The agreements of the International Underwriters set forth in paragraph (b) of this Section 5 shall terminate upon the earlier of the following events:

		(i) a mutual agreement of the International Repre-sentatives and the U.S. Representatives to terminate the selling restrictions set forth in paragraph (d) of this Section 5 and in
Section 5(d) of the U.S. Underwriting Agreement; or

		(ii) the expiration of a period of 30 days after the Closing Date, unless (a) the International Representatives shall have given notice to the Company and the U.S. Representatives that the distribution of the International Securities by the International

Underwriters has not yet been completed, or (b) the U.S. Representatives shall have given notice to the Company and the International Underwriters that the distribution of the U.S. Securities by the U.S. Underwriters has not yet been completed. If such notice by the International Representatives or the U.S. Representatives is given, the agreements set forth in such paragraph
(b) shall survive until the earlier of (1) the event referred to in clause (i) of this subsection (e) or (2) the expiration of any additional period of 30 days from the date of any such notice.

		(f) Each International Underwriter represents and agrees that:

		(i) it has not offered or sold and will not offer or sell in the United Kingdom, by means of any document, any International Securities other than to persons whose ordinary business it is to buy or sell shares or debentures, whether as principal or agent or in circumstances which do not constitute an offer to the public within the meaning of the Companies Act 1985;

		(ii) it has complied and will comply with all applicable provisions of The Financial Services Act 1986 with respect to anything done by it in relation to the International Securities in, from or otherwise involving the United Kingdom;

		(iii) it has only issued or passed on and will only issue or pass on to any person in the United Kingdom any document received by it in connection with the issue of the International Securities if that person is of a kind described in Article 9(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions)
Order 1988; and

		(iv) it has not offered or sold and will not offer or sell any International Securities in violation of any applicable law or financial regulation in a country where such International Securi-ties are to be sold.

		6. Conditions to the Obligations of the International Underwriters. The obligations of the International Underwriters to purchase the Securities to be delivered at each Closing Date shall be subject to the accuracy of the representations and warranties on the part of the Company and Water Street contained herein as of the Execution Time and as of such Closing Date (as if made at such Closing Date), to the accuracy of the statements of the Company made in any certificates pur-suant to the provisions hereof, to the performance by the Company and Water Street of their obligations hereunder and to the following additional conditions:

		(a) If the Registration Statement has not become effective prior to the Execution Time, unless the International
Representatives agree in writing to a later time, the Registration Statement will become effective not later than (i) 6:00 p.m. New
York City time on the date of determination of the public offering price, if such determination occurred at or prior to 3:00 p.m. New
York City time on such date or (ii) 12:00 Noon on the business day following the day on which the public offering price was determined, if such determination occurred after 3:00 p.m. New York City time on such date; if filing of the Prospectus, or any supplement thereto, is required pursuant to Rule 424(b), the Prospectus, and any such supplement, will be filed in the manner and within the time period required by Rule 424(b); and no stop order suspending the effec-tiveness of the Registration

Statement shall have been issued and no
proceedings for that purpose shall have been instituted or threatened.

		(b) On each Closing Date, the Company shall have furnished to the International Representatives and Water Street the opinion of Kirkland & Ellis, counsel for the Company as to paragraphs (i),
(iv), (vii), (viii), (ix) and (x), and of the General Counsel or the
Assistant General Counsel of the Company with respect to paragraphs
(ii), (iii), (v), (vi), (xi) and (xii), each dated as of such Closing Date, to the effect that:

(i) The Company has been duly incorporated and the Company is validly existing as a corporation under the laws of the State of Delaware, with full corporate power and authority to own its properties and conduct its businesses as described in the Prospectus;

(ii) Each of the Major Subsidiaries has been duly incorporated and all the Major Subsidiaries are validly existing as corporations under the laws of their respective jurisdictions of incorporation, with full corporate power and authority to own their respective properties and conduct their respective businesses as described in the Prospectus, and the Company and each of the Major Subsidiaries are duly qualified to do business as foreign corporations under the laws of each jurisdiction in which the character of the business conducted or the location of the properties owned or leased make such qualifications necessary and in which the consequences of a failure to so qualify would have a material adverse effect on the properties or businesses of the Company and its subsidiaries taken as whole;

(iii) all the outstanding shares of capital stock of each Major Subsidiary have been duly and validly authorized and issued and are fully paid and nonassessable, and have not been issued and are not owned or held in violation of any statutory preemptive right of stockholders; to the knowledge of such counsel after due inquiry, such shares are not held in violation of any other preemptive right of stockholders and, except as otherwise set forth in the Registration Statement, all outstanding shares of capital stock of the Major Subsidiaries are owned by the Company either directly or through wholly owned subsidiaries free and clear of any perfected security interest and, to the knowledge of such counsel, after due inquiry, any other material security interests, stockholders, agreements or voting trusts;

(iv) the Company's authorized equity capitalization is as set forth in the Prospectus; the capital stock of the Company conforms to the description thereof contained in the Prospectus; the Securities being sold hereunder and under the U.S. Underwriting Agreement, as the case may be, have been duly and validly authorized, and, in the case of the Securi-ties sold to the International Underwriters by the Company, when issued and delivered to and paid for by the Underwriters pursuant to this Agreement or pursuant to the U.S. Underwriting Agreement, will be fully paid and nonassessable; the Securities have been duly authorized for trading, subject to official notice of issuance, on the New York Stock Exchange, Inc.; and the holders of outstanding shares of capi-tal stock of the

Company are not entitled to statutory
preemptive or, to the best of such counsel's knowledge after due inquiry, contractual rights to subscribe for the Se-curities;

(v) the outstanding shares of Common Stock have been duly and validly authorized and issued and are fully paid and nonassessable;

(vi) there is no pending or, to the knowledge of such counsel, threatened action, suit or proceeding before any court or governmental agency, authority or body or any arbitrator involving the Company or any of the subsidiaries of a character required to be disclosed in the Registration Statement which is not adequately disclosed in the Prospectus, and there is no contract or other document of a character required to be described in the Registration Statement or the Prospectus, or to be filed as an exhibit, which is not described or filed as required;

(vii) the Registration Statement and all post-effective amendments thereto have become effective under the Act; any required filing of the Prospectus, and any supplements thereto, pursuant to Rule 424(b) and Rule 430A have been made in the manner and within the time period required by such Rules; to the best knowledge of such counsel, no stop order suspending the effectiveness of the Registration Statement has been issued, no proceedings for that purpose have been instituted or threatened and the Registration Statement and the Prospectus (other than the financial statements and other financial and statistical information contained therein as to which such counsel need express no opinion) comply as to form in all material respects with the requirements of the Act and the rules thereunder;

(viii) each of the Agreements has been duly authorized, executed and delivered by the Company;

(ix) no consent, approval, authorization, license, certificate, permit or order of any court or governmental agency or body is required for the consummation of the transactions contemplated herein, except such as have been obtained under the Act or as may be required under the blue sky laws of any jurisdiction in connection with the purchase and distribution of the Securities by the International Under-writers (as to which such counsel need not opine) and such other approvals as have been obtained;

(x) neither the execution and delivery of this Agreement or the U.S. Underwriting Agreement nor the issue and sale of the Securities, nor the consummation of any other of the transactions contemplated herein or therein nor the fulfillment of the terms hereof or thereof will conflict with, result in a breach of, or constitute a default under the char-ter or by-laws of the Company or the terms of any agreement listed on Exhibit A attached hereto;

(xi) neither the execution and delivery of this Agreement or the U.S. Underwriting Agreement nor the issue and sale of the Securities, nor the consummation of any other of the transactions contemplated herein or therein nor the fulfillment of the terms hereof or thereof will conflict with, result in a breach of, or constitute a default under any agreement filed as an exhibit to the Registration Statement (other than any such agreement listed on Exhibit A to the opinion of Kirkland & Ellis delivered pursuant to this Agreement) or under any judgment, order or regulation known to such counsel to be applicable to the Company or any of its subsidiaries of any court, regulatory body, administrative agency, governmental body or arbitrator having jurisdiction over the Company or any of its subsidiaries; and

(xii) except as disclosed in the Prospectus, no holders of securities of the Company have rights to the registration of such securities under the Registration Statement.

		Each of such counsel shall state that it has participated in conferences with representatives of the Company, at which conferences the contents of the Registration Statement, the Prospectus, each amendment thereof and supplement thereto and related matters were discussed, and, although such counsel has not independently checked or verified and is not passing upon and assumes no responsibility for the factual accuracy, completeness or fairness of the statements contained in the Registration Statement, the Prospectus, any amendment thereof or supplement thereto, no facts have come to the attention of such counsel to cause such counsel to believe (A) that either the Registration Statement or any amendment thereto (other than the financial statements and related schedules and other financial and statistical information contained therein, or omitted therefrom), at the time the Registration Statement became effective contained an untrue statement of a material fact or omitted to state a material fact necessary to make the statements therein not misleading or
(B) that the Prospectus, as amended and supplemented (other than the financial statements and related schedules and other financial and statistical information contained therein, or omitted therefrom), at the time the Registration Statement became effective or on each Closing Date contains an untrue statement of a material fact or omits to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading.

		In rendering such opinions, each such counsel may rely (A) as to matters involving the application of laws of any jurisdiction other than the States of Illinois and Delaware or the United States, to the extent they deem proper and specified in such opinions, upon the opinion of other counsel of good standing whom they believe to be reliable and who are satisfactory to counsel for the Underwriters and (B) as to matters of fact, to the extent they deem proper, on certificates of responsible officers of the Company and public officials. Reference to the Prospectus in this paragraph (b) include any supplements thereto at the Closing Date.

		(c) On each Closing Date, Water Street shall have furnished to the International Representatives the opinion of Fried, Frank, Harris, Shriver & Jacobson, counsel for Water Street, dated as of such Closing Date, to the effect that:

(i)  Each of this Agreement and the U.S. Underwriting
Agreement has been duly authorized, executed and delivered by the Selling Stockholder. No consent, approval, authorization or order of any court or governmental agency or body of the State of New York or the United States of America is required for the consummation by Water Street of any of the trans-actions contemplated herein except for those under the Act or any state securities laws or Blue Sky laws. The sale of the Securities to be sold by Water Street and the consummation by Water Street of the transactions contemplated by this Agreement and the International Underwriting Agreement will not result in a breach or violation of any term or provision of Water Street's agreement of limited partnership or the Water Street Agreement.

(ii) Assuming the International Underwriters purchase the Securities to be transferred by Water Street on the applicable Closing Date in good faith and without notice of any adverse claim as such term is used in Section 8-302 of the Uniform Commercial Code in effect in the State of New York, valid title to such Securities, free and clear of all liens, encumbrances, equities, or other adverse claims will pass to the International Underwriters when appropriate entries to the accounts of the International Underwriters are made on the books of The Depository Trust Company.

		(d) The International Representatives shall have received from Wachtell, Lipton, Rosen & Katz, counsel for the International Underwriters, such opinion or opinions, dated as of each Closing
Date, with respect to the issuance and sale of the Securities, the Registration Statement, the Prospectus (together with any supplement thereto) and other related matters as the International
Representatives may reasonably require, and the Company shall have furnished to such counsel such documents as they may reasonably request for the purpose of enabling them to pass upon such matters.

		(e) The Company shall have furnished to the International Representatives and to Water Street a certificate of the Company, signed by the Chief Financial Officer and the Vice
President-Controller of the Company, each in his official capacity as an officer of the Company and not as an individual, dated as of each Closing Date, to the effect that the signers of such certificate have carefully examined the Registration Statement, the Prospectus, any supplement to the Prospectus, this Agreement and the U.S. Underwriting Agreement and that:

(i) the representations and warranties of the Company in this Agreement and the U.S. Underwriting Agreement are true and correct in all material respects on and as of such Closing Date with the same effect as if made on the Closing Date and the Company has complied with all the agreements and satisfied all the conditions on its part to be performed or satisfied at or prior to the Closing Date;

(ii) no stop order suspending the effectiveness of the Registration Statement has been issued and no proceedings for that purpose have been instituted or, to the Company's knowledge, threatened; and

(iii) since the date of the most recent financial statements included in the Prospectus (exclusive of any supplement thereto), there has been no MAC, whether or not arising from transactions in the ordinary course of business, except as set forth in or contemplated in the Prospectus (exclusive of any supplement thereto).

		(f) Water Street shall have furnished to the International Representatives a certificate of Water Street, dated as of each Closing Date, to the effect that the representations and warranties of

Water Street in this Agreement are true and correct in all material respects on and as of such Closing Date with the same effect as if made on the Closing Date and Water Street has complied in all material respects with all the agreements and satisfied all the conditions on their part to be performed or satisfied at or prior to the Closing Date.

		(g) At the Execution Time and at each Closing Date, Arthur Andersen & Co. shall have furnished to the International
Representatives a letter or letters, dated respectively as of the Execution Time and as of such Closing Date, in form and substance satisfactory to the International Representatives, stating in effect that:

(i) They are independent certified public accountants with respect to the Company and its subsidiaries within the meaning of the Act and the applicable published rules and regulations thereunder;

(ii) In their opinion, the financial statements and any supplementary financial information and schedules examined by them and included in the Prospectus or the Registration Statement comply as to form in all material respects with the applicable accounting requirements of the Act and the related published rules and regulations thereunder; and, if applicable, they have made a review in accordance with standards established by the American Institute of Certified Public Accountants of the unaudited consolidated interim financial statements of the Company for the periods specified in such letter, as indicated in their reports thereon, copies of which have been furnished to the International Representatives;

(iii) The unaudited summary, condensed and selected financial information with respect to the consolidated results of operations and financial position of the Company for the six most recent fiscal years (or such shorter period as applicable) included in the Prospectus agrees with the corre-sponding amounts (after restatements where applicable) in the audited consolidated financial statements for such period; and the pro forma financial information complies in all material respects as to form with all applicable accounting requirements of the Act;

(iv)  On the basis of limited procedures, not
constituting an examination in accordance with generally accepted auditing standards, consisting of a reading of the unaudited financial statements and other information referred to below, a reading of the latest available interim financial statements of the Company and its subsidiaries, inspection of the minute books of the Company and its subsidiaries since the date of the latest audited financial statements included in the Prospectus, inquiries of officials of the Company and its subsidiaries responsible for financial and accounting matters and such other inquiries and procedures as may be specified in such letter, nothing came to their attention that caused them to believe that:

				(A)  the unaudited consolidated statements of
income, consolidated balance sheets and consolidated statements of cash flows included in the Prospectus do not comply as to form in all material respects with the applicable accounting requirements of the Act and the related published rules and regulations thereunder, or are not in conformity with generally accepted accounting principles applied on a basis substantially consistent with the basis for the audited consolidated statements of income, consolidated balance sheets and consolidated statements of cash flows included in the Prospectus;

				(B)  any other unaudited income statement data and
balance sheet items included in the Prospectus do not agree with the corresponding items in the unaudited consolidated financial statements from which such data and items were derived, and any such unaudited data and items, if any, were not determined on a basis substan-tially consistent with the basis for the corresponding amounts in the audited consolidated financial statements included in the Prospectus;

				(C)  the unaudited financial statements which were
not included in the Prospectus but from which were derived any unaudited condensed financial statements referred to in Clause A and any unaudited income statement data and balance sheet items included in the Prospectus and referred to in Clause B were not determined on a basis substantially consistent with the basis for the audited consolidated financial statements included in the Prospectus;

				(D)  any unaudited pro forma consolidated
condensed financial statements included in the Prospectus do not comply as to form in all material respects with the applicable accounting requirements of the Act and the published rules and regulations thereunder or the pro forma adjustments have not been properly applied to the historical amounts in the compilation of those statements;

				(E)  as of a specified date not more than five
days prior to the date of such letter, there have been any changes in the consolidated capital stock or any increase in the consolidated long-term debt of the Company and its Subsidiaries, or any decreases in consolidated net current assets or net assets or other items specified prior to the Execution Time by the International Representatives, or any increases in any items specified prior to the Execution Time by the International Representatives, in each case as compared with amounts shown in the latest balance sheet included in the Prospectus, except in each case for changes, increases or decreases which the Prospectus discloses have occurred or may occur or which are described in such letter; and

				(F)  for the period from the date of the latest
financial statements included in the Prospectus to the specified date referred to in Clause E there were any decreases in consolidated net sales, operating profit data as compared to the preceding period or other items specified by the International Representatives, or any increases in any items specified prior to the Execution
Time by the International Representatives, in each case as compared with the comparable period of the preceding year and with any other period of corresponding length specified prior to the Execution Time by the Interna-tional Representatives, except in each case for decreases or increases which the Prospectus discloses, have occurred or may occur or which are described in such letter; and

(v) In addition to the examination referred to in their report(s) included in the Prospectus and the limited procedures, inspection of minute books, inquiries and other procedures referred to in paragraphs (ii) and (iv) above, they have carried out certain specified procedures, not constituting an examination in accordance with generally accepted auditing standards, with respect to certain amounts, percentages and financial information specified prior to the Execution Time by the International Representatives, which are derived from the general accounting records of the Company and its Subsidiaries, which appear in the Prospectus, or in Part II of, or in exhibits and schedules to, the Registration Statement specified prior to the Execution Time by the International Representatives, and have compared certain of such amounts, percentages and financial information with the accounting records of the Company and the Subsidiaries and have found them to be in agreement.

References to the Prospectus in this paragraph (g) include any supplement thereto at the date of the letter.

		(h) Subsequent to the Execution Time or, if earlier, the dates as of which information is given in the Registration Statement (exclusive of any amendment thereof) and the Prospectus (exclusive of any supplement thereto), there shall not have been (i) any change or decrease specified in the letter or letters referred to in paragraph (g) of this Section 6 or (ii) any change, or any develop-ment involving a prospective change, in or affecting the business or properties of the Company and its subsidiaries the effect of which, in any case referred to in clause (i) or (ii) above, is, in the judgment of the International Representatives, so material and adverse as to make it impractical or inadvisable to proceed with the public offering or the delivery of the Securities as contemplated by the Registration Statement (exclusive of any amendment thereof) and the Prospectus (exclusive of any supplement thereto).

		(i) Prior to each Closing Date, the Company shall have furnished to the International Representatives such further information, certificates and documents as the International
Representatives may reasonably request.

		If any of the conditions specified in this Section 6 shall not have been fulfilled in all material respects when and as provided in this Agreement, or if any of the opinions and certificates mentioned above or elsewhere in this Agreement shall not be in all material respects reasonably satisfactory in form and substance to the International Representatives and their counsel, this Agreement and all obligations of the International Underwriters hereunder may be cancelled at, or at any time prior to, each Closing Date by the International Representatives. Notice of such cancellation shall be given to the Company and the Selling Stockholder in writing or by telephone or telegraph confirmed in writing.

		6A. Conditions to the Obligations of Water Street. The obligation of Water Street to sell the Securities to be delivered at each Closing Date shall be subject to the accuracy of the representations on the part of the Company contained herein as of the Execution Time and as of such Closing Date (as if made at such Closing Date), to the accuracy of the statements of the Company made in any certificates pursuant to the provisions hereof, to the performance by the Company of its obligations hereunder and to additional conditions identical to those set forth in
Section 6 (other than paragraph (c) thereof). If any of the conditions specified in this Section 6A shall not have been fulfilled in all material respects when and as provided in this Agreement, Water Street may, by written notice to the Company and the International Representatives, terminate its obligations under this Agreement at, or at any time prior to, each Closing Date.

		7. Expenses. The Company agrees with Water Street that it will pay or cause to be paid all Registration Expenses (as defined in the Water Street Agreement) in connection with the Registration Statement and this Agreement and the U.S. Underwriting Agreement (it being understood that such Registration Expenses shall not include any expenses relating to the preparation of any amendment to the Water Street Agreement). If the sale of the Securities provided for herein is not consummated because any condition to the obligations of the International Underwriters set forth in Section 6 hereof is not satisfied (other than the conditions specified in paragraphs 6(d) and, if the International Underwriters shall have not exercised their judgment reasonably, 6(h)), because of any termination pursuant to Section 10 hereof or because of any refusal, inability or failure on the part of the Company to perform any agreement herein or comply with any provision hereof other than by reason of a default by any of the International Underwriters, the Company will reimburse the Interna-tional Underwriters severally upon demand for all out-of-pocket expenses (including reasonable fees and disbursements of counsel) that shall have been incurred by them in connection with the proposed purchase and sale of the Securities.

		8. Indemnification and Contribution. (a) The Company agrees to indemnify and hold harmless each International Underwriter, the directors, officers, employees and agents of each International
Underwriter and each person who controls any International Underwriter within the meaning of either the Act or the Securities Exchange Act of 1934 (the "Exchange Act") against any and all losses, claims, damages or liabilities, joint or several, to which they or any of them may become subject under the Act, the Exchange Act or other Federal or state statutory law or regulation, at common law or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon any untrue statement or alleged untrue statement of a material fact contained in the registration statement for the registration of the Securities as originally filed or in any amendment thereof, or in any Preliminary Prospectus or the Prospectus, or in any amendment thereof or supplement thereto, or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, and agrees to reimburse each such indemnified party, as incurred, for any legal or other expenses reasonably incurred by them in connection with investigating or defending any such loss, claim, damage, liability or action; provided, however, that (i) the Company will not be liable in any such case to the extent that any such loss, claim, damage or liability arises out of or is based upon any such untrue statement or alleged untrue statement or omission or alleged omission made therein in reliance upon and in conformity with written information furnished to the Company by or on behalf of any International Underwriter through the In-ternational Representatives specifically for use in connection with the preparation thereof, (ii) the Company will not be liable for the amount paid in settlement of any litigation commenced or threatened or of any claim whatsoever arising out of or based upon any (actual or alleged) untrue statement or omission unless such settlement is effected with the written consent of the Company and (iii) such indemnity with respect to any Preliminary Prospectus shall not inure to the benefit of an Inter-national Underwriter (or any person controlling such International

Underwriter) from whom the person asserting any such loss, claim, damage or liability purchased the Securities which are the subject thereof if such person did not receive a copy of the Prospectus (or the Prospectus as supplemented) excluding documents incorporated therein by reference at or prior to the confirmation of the sale of such Securities to such person in any case where such delivery is required by the Act and the untrue statement or omission of a material fact contained in such Preliminary Prospectus was corrected in the Prospectus (or the Prospectus as supplemented). This indemnity agreement will be in addition to any liability which the Company may otherwise have.

		(b) The Selling Stockholder agrees to indemnify and hold harmless the International Underwriter and each person who controls the International Underwriter within the meaning of the Act or the Exchange Act to the same extent as the foregoing indemnity in paragraph (a) of this Section from the Company to the International Underwriter, but only with reference to written information furnished to the Company by or on behalf of the Selling Stockholder specifically for use in preparation of the documents referred to in the foregoing indemnity. This indemnity agreement will be in addition to any liability which the Selling Stockholder may otherwise have. Notwithstanding the provisions of this subsection (b), the Selling Stockholder shall not be required to pay an amount in excess of the net proceeds received by the Selling Stockholder from the Securities sold by it hereunder. The Company, the Selling Stock-holder and the International Underwriters acknowledge that the statements set forth under the heading "Ownership of Common Stock -- Selling Stockholder and its Affiliates" in the Prospectus (and not any information to which reference is made under such heading) constitutes the only information furnished in writing by or on behalf of Water Street for inclusion in the documents referred to in the foregoing indemnity, and Water Street confirms that such statements are correct and complete.

		(c) Each International Underwriter severally agrees to indemnify and hold harmless the Company, each of its directors, each of its officers who signs the Registration Statement, and each person who controls the Company within the meaning of either the Act or the Exchange Act and the Selling Stockholder and its respective directors, officers, partners, employees and agents and each other person, if any, who controls the Selling Stockholder within the meaning of the Act or the Exchange Act, to the same extent as the foregoing indemnity in paragraph (a) of this Section from the Company to each International Underwriter, but only with reference to written information relating to such International Underwriter furnished to the Company by or on behalf of such International Underwriter through the International Representatives specifically for inclusion in the documents referred to in the foregoing indemnity. This indemnity agreement will be in addition to any liability which any International Underwriter may otherwise have. The Company acknowledges that the statements set forth in the last paragraph of the cover page and under the heading "Underwriting" in any Preliminary Prospectus and the Prospectus constitute the only information furnished in writing by or on behalf of the several International Underwriters for inclusion in any Preliminary Prospectus or the Prospectus, and you, as the International Representatives, confirm that such statements are correct.

		(d) Each of the Company and Water Street hereby confirms its indemnification obligations contained in Section 4.9 of the Water Street Agreement, which Section is incorporated herein by reference.

		(e)  Promptly after receipt by an indemnified party under this
Section 8 of notice of the commencement of any action, such indemnified party will, if a claim in respect thereof is to be made against the indemnifying party under this Section 8, notify the indemnifying party in writing of the commencement thereof; but the failure so to notify the indemnifying party (i) will not relieve it from liability under paragraph
(a), (b) or (c) above unless and to the extent it did not otherwise learn of such action and such failure results in the forfeiture by the indemnifying party of any material right or defense and (ii) will not, in any event, relieve the indemnifying party from any obligations to any indemnified party other than the indemnification obligation provided in paragraph (a), (b) or (c) above. The indemnifying party shall be entitled to appoint counsel of the indemnifying party's choice at the indemnifying party's expense to represent the indemnified party in any action for which indemnification is sought (in which case the indemnifying party shall not thereafter be responsible for the fees and expenses of any separate counsel retained by the indemnified party or parties except as set forth below); provided, however, that such counsel shall be satisfactory to the indemnified party. Notwithstanding the indemnifying party's election to appoint counsel to represent the indemnified party in an action, the indemnified party shall have the right to employ separate counsel
(including local counsel), and the indemnifying party shall bear the reasonable fees, costs and expenses of such separate counsel if (i) the use of counsel chosen by the indemnifying party to represent the indemnified party would present such counsel in its reasonable judgment with a conflict of interest, (ii) the actual or potential defendants in, or targets of, any such action include both the indemnified party and the indemnifying party and the indemnified party shall have reasonably concluded that there may be legal defenses available to it and/or other indemnified parties which are different from or additional to those available to the indemnifying party, (iii) the indemnifying party shall not have employed counsel satisfactory to the indemnified party to represent the indemnified party within a reasonable time after notice of the institution of such action or (iv) the indemnifying party shall authorize the indemnified party to employ separate counsel at the expense of the indemnifying party. It being understood and agreed that the indemnifying party shall bear the fees, costs and expenses of only one counsel pursuant to this paragraph. An indemnifying party will not, without the prior written consent of the indemnified parties, settle or compromise or consent to the entry of any judgment with respect to any pending or threatened claim, action, suit or proceeding in respect of which indemnification or contribution may be sought hereunder (whether or not the indemnified parties are actual or potential parties to such claim or action) unless such settlement, compromise or consent includes an unconditional release of each indemnified party from all liability arising out of such claim, action, suit or proceeding. No indemnifying party shall be liable for any settlement of any commenced or threatened action or proceeding effected without its written consent.

		(f)  In the event that the indemnity provided in paragraph
(a), (b) or (c) of this Section 8 is unavailable to or insufficient to hold harmless an indemnified party for any reason, the Company, the Selling Stockholder and the International Underwriters agree to contribute to the aggregate losses, claims, damages and liabilities (including legal or other expenses reasonably incurred in connection with investigating or defending same) (collectively "Losses") to which the Company, the Selling Stockholder and one or more of the International Underwriters may be subject in such proportion as is appropriate to reflect the relative fault of the indemnifying party on the one hand and the indemnified party on the other hand; provided, however, that in no case shall any International Underwriter (except as may be provided in any agreement among underwriters relating to the offering of the Securities) be responsible for any amount in excess of the underwriting discount or commission applicable to the Securities purchased by such International Underwriter hereunder. If the allocation provided by the immediately preceding sentence is unavailable for any reason, or if such allocation provides a lesser sum to the indemnified party than the amount hereinafter calculated then the Company, the Selling Stockholder and the International Underwriters shall contribute in such proportion as is appropriate to reflect not only such relative fault but also the relative benefits of the indemnifying party and the indemnified party as well as any other equitable considerations. Benefits received by the Company shall be deemed to be equal to the net proceeds from the offering (before deducting expenses) received by the Company, benefits received by the Selling Stockholder shall be deemed to be equal to the net proceeds from the offering (before deducting expenses) received by the Selling Stockholders and benefits received by the International Underwriters shall be deemed to be equal to the total underwriting discounts and commissions, in each case as set forth on the cover page of the Prospectus. Relative fault shall be determined by reference to whether any alleged untrue statement or omission relates to information provided by the Company, the Selling Stockholder or the International Underwriters. The Company, the Selling Stockholder and the International Underwriters agree that it would not be just and equitable if contribution were determined by pro rata allocation or any other method of allocation which does not take account of the equitable considerations referred to above. Notwithstanding the provisions of this Section 8(f), the Selling Stockholder shall not be required to contribute any amount under this Section 8(f) in excess of the amount by which the net proceeds received by the Selling Stockholder from the sale of Securities in the offering exceed the aggregate amount the Selling Stockholder has otherwise paid pursuant hereto and pursuant to Section 8(b); and no person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation. For purposes of this Section 8, each person who controls the International Underwriter within the meaning of either the Act or the Exchange Act and each director, officer, employee and agent of the International Underwriter shall have the same rights to contribution as the International Underwriter, each person who controls the Company within the meaning of either the Act or the Exchange Act, each officer of the Company who shall have signed the Registration Statement and each director of the Company shall have the same rights to contribution as the Company, and each person who controls the Selling Stockholder within the meaning of either the Act or the Exchange Act and each director, officer, partner, employee and agent of the Selling Stock-holder shall have the same rights to contribution as the Selling Stockholder, subject in each case to the applicable terms and provisions of this paragraph (f). Contribution payments made under this Section 8 are losses for purposes of Section 4.9 of the Water Street Agreement.

		9. Default by an International Underwriter. If any one or more International Underwriters shall fail to purchase and pay for any of the Securities agreed to be purchased by such International Underwriter or International Underwriters hereunder, and such failure to purchase shall constitute a default in the performance of its or their obligations under this Agreement, the remaining International Underwriters shall be obligated severally to take up and pay for (in the respective proportions which the amount of Securities set forth opposite their names in Schedule
I hereto bears to the aggregate amount of Securities set forth opposite the names of all the remaining International Underwriters) the Securities which the defaulting International Underwriter or International Under-writers agreed but failed to purchase; provided, however, that in the event that the aggregate amount of Securities which the defaulting Inter-national Underwriter or International Underwriters agreed but failed to purchase shall exceed 10% of the aggregate amount of Securities set forth in Schedule I hereto, the remaining International Underwriters shall have the right to purchase all, but shall not be under any obligation to pur-chase any, of the Securities, and if such nondefaulting International Underwriters do not purchase all the Securities, this Agreement will terminate without liability to any nondefaulting International Under-writer, the Company or the Selling Stockholder. In the event of a default by any International Underwriter as set forth in this Section 9, the Closing Date shall be postponed for such period, not exceeding seven days, as the International Representatives shall determine in order that the required changes in the Registration Statement and the Prospectus or in any other documents or arrangements may be effected. Nothing contained in this Agreement shall relieve any defaulting International Underwriter of its liability, if any, to the Company, the Selling Stockholder and any nondefaulting International Underwriter for damages occasioned by its default hereunder.

		10. Termination. This Agreement shall be subject to termination in the absolute discretion of the International Representatives, by notice given to the Company and the Selling Stockholder prior to the Closing Date if prior to such time (i) trading in the Company's Common Stock shall have been suspended by the Securities and Exchange Commission or the New York Stock Exchange or trading in securities generally on the New York Stock Exchange shall have been suspended or limited or minimum prices shall have been established on such Exchange, (ii) a banking moratorium shall have been declared either by Federal or New York State authorities or (iii) there shall have occurred any outbreak or material escalation of hostilities or other calamity or crisis the effect of which on the financial markets of the United States is such as to make it, in the judgment of the International Representatives, impracticable to market the Securities.

		11. Representations and Indemnities to Survive. The respective agreements, representations, warranties, indemnities and other statements of the Company or its officers, of the Selling Stockholder, and of the International Underwriters set forth in or made pursuant to this Agreement will remain in full force and effect, regardless of any investigation made by or on behalf of the International Underwriters, the Selling Stockholder, or the Company or any of the officers, directors, partners or controlling persons referred to in Section 8 hereof, and will survive delivery of and payment for the Securities. The provisions of Sections 7 and 8 hereof shall survive the termination or cancellation of this Agreement.

		12. Notices. All communications hereunder will be in writing and effective only on receipt, and, if sent to the International Representatives, will be mailed, delivered or telecopied and confirmed to them at Salomon Brothers International Limited at Victoria Plaza, 111
Buckingham Plaza Road, London SW1W OSB, attn:            ; or, if sent to
the Company, will be mailed, delivered or telecopied and confirmed to it at USG Corporation, 125 S. Franklin Street, Chicago, Illinois 60606, attn:
Secretary, with a copy to Kirkland & Ellis, 200 E. Randolph Drive,
Chicago, Illinois 60601, attn: Francis J. Gerlits, P.C.; or, if sent to the Selling Stockholder, will be mailed, delivered or telecopied and confirmed to it at c/o Goldman, Sachs & Co., 85 Broad Street, New York,
New York 10004, attn:  Barry S. Volpert; with a copy to Fried, Frank,
Harris, Shriver & Jacobson, One New York Plaza, New York, New York 10004, attn: David J. Greenwald, Esq.

		13. Successors. This Agreement will inure to the benefit of and be binding upon the parties hereto and their respective successors and the officers, directors, partners, employees, agents and controlling persons referred to in Section 8 hereof, and no other person will have any right or obligation hereunder.

		14. Applicable Law. This Agreement will be governed by and construed in accordance with the laws of the State of New York, without giving affect to the conflicts of laws principles thereof.

		15. Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original but all of which shall constitute one and the same agreement.

		16. Entire Agreement. This Agreement and the Water Street Agreement constitute the entire agreement among the parties hereto with respect to the transactions contemplated hereby.

		If the foregoing is in accordance with your understanding of our agreement, please sign and return to us the enclosed duplicate hereof, whereupon this letter and your acceptance shall represent a binding agreement among the Company, the Selling Stockholder and the several International Underwriters.

Very truly yours,

USG CORPORATION


By:
Its:


WATER STREET CORPORATE
RECOVERY FUND I, L.P.


By:  GOLDMAN, SACHS & CO.,
     General Partner

By:

   Name:
   Title:

The foregoing Agreement is hereby
confirmed and accepted as of the
date first above written.

Salomon Brothers International Limited
Lazard Brothers & Co., Limited
Smith Barney Shearson Inc.

By:  Salomon Brothers International Limited

By:

For themselves and the other several
International Underwriters named in
Schedule I to the foregoing Agreement.

	SCHEDULE I

                                                      Number of Shares
International Underwriters                            to be Purchased

Salomon Brothers Interntional Limited                       537,500
Lazard Brothers and Co., Limited                            537,500
Smith Barney Shearson Inc.                                  537,500

ABN AMRO Bank N.V.                                           43,750
Banque Paribas                                               43,750
Barclays de Zoete Wedd Limited                               43,750
Deutsche Bank Aktiengsellschaft                              43,750
NatWest Securities Limited                                   43,750
Yamaichi International (Europe) Limited                      43,750

TOTAL                                                     1,875,000

	EXHIBIT A

AGREEMENTS


		Letter Agreement, dated February 25, 1993, among USG Corporation, Water Street Corporate Recovery Fund I, L.P., Goldman, Sachs & Co. and The Goldman Sachs Group, L.P.

		Amendment No. 1, dated February 22, 1994, to Letter Agreement, dated February 25, 1993, among USG Corporation, Water Street Corporate Recovery Fund I, L.P., Goldman, Sachs & Co. and The Goldman Sachs Group,
L.P.

		Amended and Restated Credit Agreement dated as of May 6, 1993 between USG Corporation and USG Interiors, Inc. as borrowers; the Financial Institutions listed on the signature pages thereof, as senior lenders; Bankers Trust Company, Chemical Bank and Citibank, N.A., as agents; and Citibank, N.A., as Administrative Agent (the "Amended and Restated Credit Agreement")

		First Amendment, dated August 1, 1993, to Amended and Restated
Credit Agreement

		Second Amendment, dated as of January 31, 1994, to Amended and Restated Credit Agreement

		Indenture, dated October 1, 1986, between USG Corporation and Harris Trust and Savings Bank, as supplemented

		Indenture, dated as of April 26, 1993, among USG Corporation, certain guarantors and State Street Bank and Trust Company, as Trustee
(the "10 1/4% Senior Notes Indenture")

		Indenture, dated as of August 10, 1993, among USG Corporation, certain guarantors and State Street Bank and Trust Company, as Trustee

		Amended and Restated Subsidiary Guarantees, dated as of May 6,
1993

		Contingent Payment Guarantees issued pursuant to the 10 1/4% Senior Notes Indenture

		Amended and Restated Collateral Trust Agreement, dated as of May 6, 1993 between USG Corporation, USG Interiors, Inc. and USG Foreign Investments, Ltd., as guarantors, and Wilmington Trust Company and William
J. Wade, as trustees (the "Amended and Restated Collateral Trust
Agreement")

		First Amendment, dated August 1, 1993, to Amended and Restated Collateral Trust Agreement

		Second Amendment, dated as of January 31, 1994, to Amended and Restated Collateral Trust Agreement

		First Amendment, dated August 1, 1993, to Amended and Restated Subsidiary Guarantees

		Reaffirmation, dated as of January 31, 1994, of Guarantees

	EXHIBIT B

	LOCK-UP AGREEMENT


							March   , 1994


Salomon Brothers Inc
Lazard Freres & Co.
Smith Barney Shearson Inc.
As Representatives of the
  Several Underwriters,
c/o Salomon Brothers Inc
7 World Trade Center
New York, New York  10048

Salomon Brothers International Limited
Lazard Brothers & Co., Limited
Smith Barney Shearson Inc.
As International Representatives of the
  Several International Underwriters
c/o Salomon Brothers International Limited
Victoria Plaza
111 Buckingham Palace Road
London SW1W 0SB, England

Gentlemen and Ladies:

		The undersigned understand that USG Corporation, a Delaware corporation (the "Company"), has filed a Registration Statement on Form
S-1 (file number 33-51845) (as amended, the "Registration Statement") with the Securities and Exchange Commission (the "SEC") in connection with a proposed underwritten public offering (the "Offering") of its Common
Stock, par value $0.10 per share (the "Common Stock"). All capitalized terms not defined herein shall have the meanings ascribed in the Registration Statement.

		At your request, and in consideration of your agreeing to act as underwriters in connection with the Offerings and for other good and valuable consideration, the undersigned hereby agree that, without the prior written consent of the representatives (the "Representatives") of the U.S. Underwriters and the International Underwriters, for a period of 120 days following the date hereof, the undersigned will not offer, sell or contract to sell, or otherwise dispose of, directly or indirectly, or announce the offering of, any other shares of Common Stock or any securities convertible into, or exercisable or exchangeable for, shares of Common Stock; provided, however, Water Street may distribute such shares or securities held by it to its partners at any time after 90 days following the effective date of the Registration Statement, which partners (other than Goldman, Sachs & Co.) shall not be bound by this Agreement; provided, further, that Water Street and Goldman, Sachs & Co. may exercise any of their Warrants to purchase Common Stock.

		This Agreement shall be governed by and construed in accordance with the laws of the State of New York.

Very truly yours,

GOLDMAN, SACHS & CO.


By:

	Name:
	Title:

WATER STREET CORPORATE RECOVERY
FUND I, L.P.

By:  GOLDMAN, SACHS & CO.,
	  General Partner

By:
	Name:
	Title:

Accepted as of the date hereof:

Salomon Brothers Inc
Lazard Freres & Co.
Smith Barney Shearson, Inc.

By:  Salomon Brothers Inc


By:
	Title:
	For itself and the Several
	  U.S. Underwriters

Salomon Brothers International Limited
Lazard Brothers & Co. Limited
Smith Barney Shearson Inc.

By:  Salomon Brothers International
		  Limited


By:
	Title:
	For itself and the Several Managers

EXHIBIT I

LOCK-UP AGREEMENT


						March __, 1994



Salomon Brothers Inc
Lazard Freres & Co.
Smith Barney Shearson Inc.
As Representatives of the
	Several Underwriters
c/o Salomon Brothers Inc
7 World Trade Center
New York, New York  10048

Salomon Brothers International Limited
Lazard Brothers & Co., Limited
Smith Barney Shearson Inc.
As International Representatives of the
	Several International Underwriters
c/o Salomon Brothers International Limited
Victoria Plaza
111 Buckingham Palace Road
London SW1W OSB, England

Gentlemen and Ladies:
The undersigned understand that USG Corporation, a Delaware corporation (the "Company"), has filed a Registration Statement on Form S-1 (file number 33-51845) (as amended, the "Registration Statement") with the Securities and Exchange Commission (the "SEC") in connection with a proposed underwritten public offering (the "Offering") of its Common Stock, par value $0.10 per share (the "Common Stock"). All capitalized terms not defined herein shall have the meanings ascribed in the Registration Statement.
At your request, and in consideration of your agreeing to act as underwriters in connection with the Offering and for other good and valuable consideration, the undersigned hereby agree that, without the prior written consent of the representatives (the "Representatives") of the U.S. Underwriters and the International Underwriters, for a period of

120 days following the date hereof, the undersigned will not offer, sell or contract to sell, or otherwise dispose of, directly or indirectly, or announce the offering of, any other shares of Common Stock or any securities convertible into, or exercisable or exchangeable for, shares of Common Stock; provided, however, Water Street may distribute such shares or securities held by it to its partners at any time after 90 days following the effective date of the Registration Statement, which partners (other than Goldman, Sachs & Co.) shall not be bound by this Agreement; provided, further, that Water Street and Goldman, Sachs & Co. may exercise any of their Warrants to purchase Common Stock.
This Agreement shall be governed by and construed in accordance with the laws of the State of New York.

Very truly yours,
GOLDMAN, SACHS & CO.

By:
Name:
Title:

WATER STREET CORPORATE RECOVERY
FUND I, L.P.

By:	GOLDMAN, SACHS & CO.,
	General Partner

By:
Name:
Title:

Accepted as of the date hereof:

Salomon Brothers Inc
Lazard Freres & Co.
Smith Barney Shearson, Inc.

By:  Salomon Brothers Inc

By:
Title:
	For itself and the Several
	  U.S. Underwriters

Salomon Brothers International Limited
Lazard Brothers & Co. Limited
Smith Barney Shearson Inc.

By:  Salomon Brothers International
	    Limited

By:
	Title:
	For itself and the Several Managers